DynaMotive Energy Systems Corporation

                                FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                          FOR May 20, 2005

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 230-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

DYNAMOTIVE [LOGO]

DYNAMOTIVE ENERGY SYSTEMS CORPORATION

                                Angus Corporate Centre 877.863.2268-Toll Free 230-1700 West 75th Ave 604.267.6000-Telephone
                                Vancouver, BC            604.267.6005-Fascimile
                                Canada V6P 6G2           www.dynamotive.com


                            LETTER TO SHAREHOLDERS


May 20, 2005


Dear Fellow Shareholders:

It is with pleasure that we enclose for your review our 2004 Annual Report along with proxy and other information related to our upcoming Annual General Meeting.

2004 has been a very productive year for DynaMotive and we have achieved a number of important milestones in the development and commercialization of our technology:

   - Completion of construction of the first 100 tpd plant, located in West Lorne, Ontario, Canada and are now proceeding with commissioning.
   - Signed an MOU and are proceeding with design work on a 200 tpd plant to be located near Toronto, Ontario, Canada.
   - Detailed studies and design are proceeding on BioOil plants in Brazil, Europe and North America.
   - Strong interest continues to be translated into active development efforts in Asia, Africa and Australia.

The recent energy price levels and the broadening acceptance of alternative energy are providing strong support to our business development activities. We are building on this success through 2005 and expect to have additional plants contracted and ready to start construction before the end of this year. DynaMotive has developed a professional management team to bring these opportunities to successful completion and is making strong progress.

We look forward to the coming year with great excitement and are ready to face the challenges and to capitalize on the opportunities. Our team is strong, our technology is world leading and the market is ready.

We thank our shareholders for their continuing support.




/s/ Richard Lin                             /s/Andrew Kingston
----------------------------------          --------------------------------
Richard Lin,                                Andrew Kingston,
Chairman of the Board of Directors          President and CEO

                                   ANNUAL REPORT

                         DYNAMOTIVE ENERGY SYSTEMS CORPORATION

                                        2004

ANNUAL REPORT 2004

DESCRIPTION OF BUSINESS
MANAGEMENT'S DISCUSSION AND ANALYSIS AND RESULTS OF OPERATIONS
AUDITORS' REPORT
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF LOSS
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
OFFICERS AND DIRECTORS
CORPORATE INFORMATION

DESCRIPTION OF BUSINESS
===================

The following discussion should be read in conjunction with the Financial Statements and Notes thereto appearing elsewhere in this Annual Report. In addition, the Company desires to take advantage of certain provisions of the Private Securities Litigation reform Act of 1995 that provide a safe harbor for forward-looking statements made by or on behalf of the Company. Except for the historical information contained herein, the matters discussed herein are forward-looking statements, the accuracy of which is necessarily subject to risk and uncertainties. Specially, the company wishes to alert readers that the aforementioned factors as well as the risk factors and other cautionary statements as set forth in the Company's various filing with the Securities and Exchange Commission, in the past have affected and in the future could affect the Company's actual results, and could cause the Company's results for future periods to differ materially from those expressed in any forward-looking statements made by or on behalf of the Company.



Overview
========

DynaMotive Energy Systems Corporation (the "Company" and or "DynaMotive") is a leader in biomass-to-liquid fuel conversion, a process known as "Fast Pyrolysis". Fast Pyrolysis is a process that produces liquid BioOil fuel from biomass or biomass waste feedstocks. BioOil is a clean, renewable fuel which can replace natural gas, diesel and other fossil fuels to produce power, mechanical energy and heat in industrial boilers, fuel gas turbines and fuel reciprocating engines. The Company aims to unleash significant amounts of energy production, in the form of BioOil fuels, based upon utilization of abundant biomass waste streams from agricultural and forest operations and other post-industrial biomass residues. In many cases, the feedstock sources are costly to dispose of and therefore are available at zero cost or are potentially revenue generating when converted into BioOil. The process of biomass to energy conversion is sustainable, renewable and greenhouse gas neutral, and is consistent with other renewable energy sources such as wind, hydro and solar. The significant advantage of biomass energy over other renewable forms of energy, is that biomass is capable of delivering energy on a 24/7 basis, whereas wind, hydro and solar energy sources are all subject to natural fluctuations.

DynaMotive is attempting to establish its patented technology as the industry standard for the production of liquid biomass based fuels, in competition with other pyrolysis technologies, and other biomass to energy applications. The Company's fast pyrolysis process efficiently converts raw biomass or biomass wastes into three fuel types: Liquid (BioOil), Solid (char) and Gas (non-condensable gases). The non-condensable gases are used to fuel the pyrolysis process. The entire system is a closed loop with virtually no emissions or waste byproducts.

The Company and its partners are also engaged in research and development on a range of derivative products that, if successful, could further enhance the market and value for BioOil as an alternative fuel and product source.

The Company was incorporated on April 11, 1991 in the Province of British Columbia, Canada, under the name of DynaMotive Canada Corporation. On
October 31, 1995, the shareholders approved a change of name to DynaMotive Technologies Corporation and on June 26, 2001, the shareholders again approved a change of name to the Company's current name.

As of December 31, 2004 the Company had six wholly-owned subsidiaries plus 99.9% ownership of a limited partnership: DynaMotive Corporation (incorporated in the State of Rhode Island in 1990), DynaMotive Europe Limited (formerly known as DynaMotive Technologies (UK) Ltd., incorporated in the United
Kingdom in 1996), and DynaMotive Canada, Inc. (incorporated in Canada in November 2000), the West Lorne BioOil Co-Generation Limited Partnership formed under the laws of Ontario, DynaMotive ElectroChem Corporation (incorporated in the Province of British Columbia in 1993), DynaMill(TM) Systems Limited (incorporated in the Province of British Columbia in 1996) and DynaMotive Puerto Rico, Inc. (incorporated in Puerto Rico in 1997).
The latter three are currently inactive.

In this report, unless the context otherwise requires, the terms the "Company" and "DynaMotive" refer to DynaMotive Energy Systems Corporation and its subsidiaries. The Company is currently listed on the over-the-counter bulletin board (OTCBB) under the symbol: DYMTF.OB. The principal executive office of the Company is Suite 230 - 1700 West 75th Avenue, Vancouver, British Columbia, Canada V6P 6G2 (Telephone: 604-267-6000).



ACTIVITIES
==========

DynaMotive's primary focus is to commercialize its patented BioOil production technology and establish this technology as the worldwide industry standard for production of BioOil as a clean, renewable fuel utilizing biomass feedstocks. To support this goal, the Company plans over the next year to develop full commercial scale BioOil production facilities in conjunction with its alliance partners and then expand upon its existing marketing efforts to generate new licensee's throughout Canada, Europe, the USA, Asia and Latin America.

The Company is currently commercializing its Fast Pyrolysis biomass-to-energy technology that converts low or zero cost forest and agricultural biomass wastes into liquid BioOil that is then used as a "green" renewable fuel alternative for power generation, industrial use or as the raw material for a range of derivative products.

CORE TECHNOLOGIES

The Company develops and markets its Fast Pyrolysis process, which efficiently converts forest and agricultural biomass waste into BioOil, char and non-condensable gases. There is virtually no waste from the process. Initial applications for BioOil are targeted for generating heat, power and mechanical energy in industrial boilers, gas turbines and stationary reciprocating engines. The char can also be used as a fuel or as a feedstock for the production of charcoal briquettes, in its raw form as a coal or coke alternative; or in other potential value added applications including activated carbon for use in the water and wine industries and carbon black for domestic and industrial uses. The non-condensable gases are re-cycled in the Fast Pyrolysis process and provide the majority of the energy required for the process. DynaMotive aims to position its technology as the worldwide industry standard for the production of BioOil clean, renewable fuel.

The Company has demonstrated a high level of success from its Fast Pyrolysis and BioOil commercialisation program in recent years. DynaMotive has six phases to its commercialisation program as shown below:

Phase 1: Bench scale, "proof of concept" was completed by Resource Transforms International, Ltd. (RTI) in 1996. DynaMotive licensed the Fast Pyrolysis technology in 1997 and purchased the exclusive worldwide rights to the technology from RTI in 2000.

Phase 2: In 1997, DynaMotive built a 0.5 tonnes per day (tpd) prototype plant in Vancouver, BC, which was upgraded in 1998 to a capacity of 2 tpd. This plant has operated for over 3,000 hours. In 1999, Stone & Webster Engineering, a major US based power engineering company, completed technical due diligence and concluded that the process was "reliable and scaleable."

Phase 3: In 2001, DynaMotive entered into a strategic alliance with Tecna S.A. of Argentina to develop commercial energy systems based on DynaMotive's pyrolysis technology in Latin America and other markets on a non-exclusive basis. Tecna would also collaborate with DynaMotive to provide technical design and optimization input on DynaMotive's BioOil production technology. Tecna has provided valuable technical support, engineering and consulting services to validate the basic engineering and operation of the BioOil technology and to evaluate and quantify the potential for improvements to the efficiency of the BioOil technology. This work has been on going since and resulted in confirmation of the basic BioOil designs and process efficiencies, development of process designs and equipment specification and design details that are being incorporated into the current BioOil plant designs.

Phase 4: DynaMotive completed commissioning of a 10 tpd pilot plant in March 2001. The plant was built to industrial specifications complete with a state-of-the-art distributed control system (DCS). The plant has a production capacity of 6,000 litres of BioOil per day. In January 2003, DynaMotive completed its pilot plant program having confirmed the technology's scalability and reliability as well as the capacity to replicate the technology enhancements achieved. The plant has exceeded design parameters operating on a continuous basis at 50% above its nominal design capacity.
The Company also announced full focus of its resources to the construction of a 100 tpd commercial plant in Canada.

Phase 5: Following successful operation of the 10 tpd pilot, DynaMotive has constructed of a 100 tpd commercial demonstration plant in West Lorne, Ontario, with commissioning forecast to be completed by Q3 2005. This plant uses the same design, and will process wood residues to demonstrate continuous 24-hour production at commercial scale. This project is also intended to demonstrate continuous operation of end use applications (boilers/kilns and gas turbines). The principal goal of the commercial demonstration project is to demonstrate the economics of the process, and to secure future engineering, procurement and construction (EPC) commitments from the Company's current partners and potential future service and equipment providers. Ultimately, the Company expects these EPC commitments to facilitate lending commitments to execute on BioOil project developments as part of the Company's final commercialization phase.

Phases 6/7: On completion of the field demonstration stage, DynaMotive and partners plan to develop multiple commercial plants at the 100-400 tpd scale. The Company is presently seeking to secure rights to multiple 'high disposal cost' biomass waste streams around the world and to expand its commercial efforts. The Company believes that by securing rights to these biomass waste streams and related BioOil, power and/or energy purchase commitments will be able to catalyze the development of commercial BioOil projects that incorporate the design, engineering and licensing of its Fast Pyrolysis technology.

BioOil can also be used as the basis for a range of derivative products including, but not limited to, blended fuels for transportation, slow release fertilizers and specialty chemicals. The Company continues to pursue its strategy to secure industrial partners to develop commercial products from BioOil derivatives, based upon prototypes developed by DynaMotive allowing the Company to leverage its resources.

By virtue of being derived from biomass waste, all BioOil fuels are considered to be carbon dioxide and greenhouse gas neutral. When combusted, they produce no sulfur dioxide and significantly reduced nitrogen oxide emissions compared with diesel fuel, therefore having significant environmental advantages over fossil fuels with respect to atmospheric pollution.


BIOOIL PRODUCTION PROCESS

BioOil is produced using a patented fast pyrolysis process trade named Fast Pyrolysis that converts forest and agricultural biomass wastes such as sawdust, sugar cane bagasse, rice husks and wheat straw amongst others into commercial fuels (BioOil, char and non-condensable gases). The process was developed by RTI.

In 1996, the Company obtained the exclusive worldwide rights from RTI for air emissions control products from this technology. In 1998, this exclusive arrangement with RTI was expanded to include the Fast Pyrolysis process and virtually any new products derived from BioOil including fuels and slow release fertilizers. In February 2000, the Company acquired the patent to this technology from RTI and entered into a research agreement with RTI on biofuels and BioOil derivative products.

In the Fast Pyrolysis reactor, biomass waste materials are rapidly heated in the absence of oxygen. The rapidly vaporized volatiles are then quickly condensed, forming a liquid fuel referred to as BioOil, solid char and non-condensable gases. Depending upon the feedstock used (many different sources of feedstock have been bench tested thus far), the process typically produces 60-75 tons of BioOil, 15-25 tons of char and approximately 15 tons of non-condensable gases from 100 tons of biomass waste. The Company believes that the overall simplicity of the Fast pyrolysis process and the fact that all the major equipment is already well proven in existing related industrial applications gives the Company's BioOil technology competitive advantages over other pyrolysis conversion technologies such as lower capital and operating costs, higher product yields, a significantly higher quality
BioOil and the flexibility to process a wide variety of feedstocks.

The Company began producing batch quantities of BioOil in 1997 in its 0.5 tpd Fast Pyrolysis pilot plant located at the Company's research and development facility in Vancouver BC. By the end of 1998, the BioOil Technology Group had upgraded, commissioned and operated the plant to a capacity of two tpd on a continuous basis. In 1999, further changes were made to the feed system, Fast Pyrolysis reactor, cyclone, and instrumentation and control systems to provide increased stable operation. Once these changes were made, the Fast Pyrolysis was re-commissioned and produced BioOil of sufficiently high quality to meet fuel specification requirements as defined by our engine testing partners.

The Company's 10 tpd BioOil plant was commissioned in March, 2001. Commissioning included a sustained 10 day, 24 hr/7 day a week operation which demonstrated that this design with minor adjustments could yield 14.5 tpd rather than the estimated 10 tons. The Company believes that the plant conforms to all applicable British Columbia safety, electrical and mechanical design standards, utilizing state-of-the-art "smart" instrumentation and a high-powered industrial-grade distributed control system. The Company adopted this design policy in order to facilitate easy scale-up to commercial plant capacities.

In January 2003, the Company announced that it successfully completed its pilot plant program confirming the technology's scalability and reliability as well as the capacity to replicate the technology enhancements achieved. As a result, the Company closed its test facilities and consolidated its operations at its corporate headquarters in Vancouver. In 2003 and 2004, the Company focused its resources on construction of a 100 tpd commercial demonstration plant in West Lorne, Ontario and entered into agreements for the development and construction of the 100tpd pyrolysis reactor for the plant and completed engineering review of the design with UMA Engineering Ltd.


BIOOIL COMMERCIAL DEMONSTRATIONS, APPLICATIONS AND MARKETS

During 2004, the Company began construction of its first 100 tpd plant in West Lorne, Ontario, Canada at the Erie Flooring and Wood Products facilities. The integrated plant is to utilize wood residue from Erie flooring's operations and will be comprised of wood conditioning equipment, pyrolysis plant and power island. Pyrolysis and generation equipment are to be provided by DynaMotive and Magellan Aerospace, Orenda division (Orenda) respectively. Erie Flooring is to provide wood residue for the project and will receive electricity and process heat for its operations. The project is expected to export green power to Ontario's grid system beginning in Q3, 2005. The project is expected to be operating cash flow positive in 2006 and to prove the commercial viability of the technology.

In June 2003, the Company announced that it was approved to receive a funding contribution for the West Lorne Project from Sustainable Development Technology Canada (SDTC). On March 5, 2004 the Company signed the Contribution Agreement with SDTC, confirming their C$5,000,000 (US$ 4.1 million) capital grant to the Project, subject to completion of the agreed work plan and documentation of eligible costs and other reporting requirements over a three year period following completion of the Project (the "Contract Period"). If the Company sells the project or otherwise dispose during the Contract Period of assets financed by the SDTC funding, SDTC may have a claim on a portion of the proceeds proportionate to their percentage contribution to the asset.

The Company believes that the near term commercial application for BioOil is as a clean burning fuel that can be used to replace natural gas, diesel and other fossil fuels in boilers, gas turbines and slow and medium speed reciprocating engines for heat and power generation, to replace natural gas in the forest industry and for lumber dry kiln and lime kiln applications. Initial markets may include Canada, the US, Brazil and European countries, in addition to sugar producing regions in other parts of Latin America, Asia and Island based economies.

Orenda is in the second phase of a program to develop a commercial gas turbine package fueled by DynaMotive's BioOil. The 2.5 MW (megawatt) GT2500 turbine was successfully pre-commissioned on BioOil in March 2004 and has been installed at the West Lorne site. Orenda has also identified further commercial demonstration projects for its turbines and BioOil, in addition to West Lorne as referred to above.

DynaMotive also targets the industrial fuels market. Working with the Canadian federal department of Natural Resources CANMET Energy Technology Centre in

Ottawa, Ontario, it developed a burner nozzle design for stable BioOil fuel combustion. This has created opportunities for early commercial applications for BioOil as a clean burning fuel to replace natural gas, diesel and other fossil fuels in the multi-billion dollar industrial boilers, kiln fuels and specialty heating applications markets. Testing of BioOil in lumber kilns was successfully completed in 2002. In 2003, DynaMotive completed pilot scale limekiln testing of BioOil fuel in conjunction with the University of British Columbia (UBC). Customers for BioOil fuels could potentially include local, regional and international power generators and electrical utilities (fuel substitution in large scale power plants and fuel for district heating), fuel distributors, forest companies (natural gas substitute in lime kilns, lumber kilns and boilers), oil and gas producers (steam production for extraction) and manufacturing companies (process heat) including sawmills, pulp mills and greenhouses. Beyond the programs above, testing continued with various industrial burner and boiler combustion experts and manufacturers in 2004.

The Company also continues to work with Cosan Bon Jesus ("Cosan" is Brazil's largest sugar and ethanol producer) with which the Company signed a comprehensive Memoranda of Understanding in March 1998. Cosan and DynaMotive have tested bagasse and optimized technical design for bagasse-based BioOil pyrolysis plants. The Company is concentrating on optimizing the design for a bagasse-fed BioOil pyrolysis plant and further validating applications, fuel quality and chemical composition of BioOil made from bagasse.

The Company has completed a series of production runs converting 100% softwood bark derived from spruce, pine and fir into fuel quality BioOil. Lower value bark residues are a major problem for the forest industry; as bark has little or no value and is costly to dispose of. Canada, for example, produces approximately 18 million tons of sawmill residues per year of which 5 to 6 million tons are considered wastes and are subsequently incinerated or landfilled. Canada's wood waste alone could potentially be converted to 15 million barrels of BioOil per year and represents a significant source of raw materials for DynaMotive.


BIOOIL APPLICATIONS & DERIVATIVE PRODUCTS

BioOil has a wide range of potential commercial applications. As the BioOil industry matures it has the potential to follow a similar development path as the petroleum industry, beginning with exploitation of basic unrefined BioOil fuels for power generation and district heating followed by blends and emulsions for transportation. Development of higher value products, including agro-products, resins, adhesives, specialty chemicals, slow release fertilizers and other derivatives, may occur as refining and processing techniques are established by future licensees or partnerships with DynaMotive. Over time, we anticipate that BioOil will be refined in much the same way that petroleum is today in order to derive the highest value energy and chemical products.

The Company is following a staged approach to product development, focusing initially on the earliest and most appropriate application of BioOil as a clean, renewable fuel to generate power and heat in industrial boilers and kilns, gas turbines and stationary reciprocating engines. The Company is also supporting efforts to develop a next generation of higher-value fuels, including BioOil/ethanol blends, BioOil/diesel emulsions and catalytic reforming of BioOil to produce synthetic fuels and bio-methanol. BioOil also has potential as a raw material to produce agro-products such as slow release fertilizers and other high-value products.

Over the longer term, the Company believes that exploitation of specialty chemicals contained in BioOil has the potential to create significant value. RTI and other research institutions are developing techniques to extract chemicals such as hydroxyacetaldehyde, levoglucosan, levoglucosenone, acetol, acetic acid and formic acid. These chemicals have a wide variety of possible applications including food flavorings, adhesives, resins, pharmaceuticals, bio-based pesticides and paper brighteners.

CHAR PRODUCTION

Char is a significant co-product of the Company's pyrolysis process. Char is a granular solid with properties similar to coal. At 23 - 25 Giga Joules per tonne, pyrolysis char has a higher heating value than wood and many grades of coal. Like BioOil, it is a "green" fuel which is CO2 (carbon dioxide) neutral and does not contain any sulfur.

A commercial scale BioOil plant processing 400 tpd of wood residue is expected to produce approximately 26,000 tons per year of char with a total energy value of 600,000 - 650,000 Giga Joules, dependent on the composition and species of the feedstock.

Early stage applications of char will focus on direct substitution or augmentation of fossil fuels to produce process heat and power via commercially available technologies in BioOil plants, sawmills, thermal power generation and cement production. Char also has potential for use as a feedstock for manufacturing of charcoal briquettes. DynaMotive char has been successfully tested at industrial scale and the prototype briquettes showed excellent results, meeting or exceeding all charcoal industry quality standards.

In 2003, the Company, with the University of Saskatchewan, completed initial analysis concluding that char is an appropriate material for activated carbon. Research and testing in this area continued in 2004.


BIOOIL STRATEGIC PARTNERS, INVESTMENT AND GOVERNMENT

The Company's BioOil technologies are consistent with the environmental and economic objectives of many governments around the world.

The Company has received strong support from Canadian government departments and funded entities. In 2003, the Company was approved to receive a funding contribution for the West Lorne Project from Sustainable Development Technology Canada (SDTC). On March 5, 2004 the Company signed the
Contribution Agreement with SDTC, confirming their C$5,000,000 (US$ 4.1 million) capital grant to the Project, subject to completion of the agreed work plan and documentation of eligible costs and other reporting requirements over a three year period following completion of the Project (the "Contract Period").

In 2003 and 2004, the Company entered into amendments to its Research and Development Contribution agreement with the Government of Canada through Technology Partnerships Canada (TPC). In November 2004, the Company received an extension to its TPC funding agreement to March 31, 2006. The agreement confirms a maximum reimbursement cap of C$8.235 million (US$6.8 million). The investment will help the Company further its commercial-scale demonstration programs, as well as continue its research, development and testing of DynaMotive's fast pyrolysis technology.

TPC is a key element in the federal government's innovation strategy, leveraging private sector investments in research, development and innovation in critical, leading-edge technologies. DynaMotive originally entered into the Contribution agreement with TPC in 1997 and as at December 31, 2004,has drawn US$4.8 million to fund pre-commercial Fast Pyrolysis research and development. The amended agreement modifies and expands key terms and conditions placed on the Company. The Company is required to repay these funds from a percentage of future sales up to a maximum of US$12.4 million. The Company will focus all funding from the amended Contribution agreement towards construction of a full commercial-scale forestry demonstration BioOil facility in Canada.



MANAGEMENT'S DISCUSSION AND ANALYSIS AND RESULTS OF OPERATIONS
===================================================

In 2004, DynaMotive continued its research and development activities related to its BioOil technology along with business development activities to develop initial commercial projects and market acceptance of BioOil. Ongoing operations were focused in Canada.

For the years 2004, 2003 and 2002, the Company expended on an annual basis $3,455,511, $969,419 and $453,710 respectively, on research and development. Of these amounts, $765,106, $456,438 and $288,445 respectively, were reimbursed by government funding. The remainder of the respective annual expenditures were paid by the Company. The level of research and development expenditure has increased in the current year in support of development of the commercial demonstration plant and other product development activities. Future research and development expenditures are expected to be at a similar level.

The Company has been able to draw significantly from government grant and loan facilities, including the Government of Canada's Technology Partnerships Canada program both for expenditures made in 2003 and technical and project related expenditures in 2004. The Company's agreement with Technology Partnerships Canada pertains to maximum funding of US$6.8 million
(C$8.235 million), of which $4.8 million (C$ 5.7 million) has been received as of year end 2004.

General and administrative salaries and benefits increased to $5,267,756 in 2004 from $2,693,430 in 2003. The increase in 2004 was mainly due to increased activity in the general and administrative area, an increase in non-cash compensation and management of the Company's development activities with its 100 TPD demonstration plant. Due to the change in accounting policy for stock option compensation effective January 1, 2004, pursuant to which, the Company is required to use fair value method of calculating stock option compensation for all options granted subsequent to January 1, 2002, modifications on the term of the employee stock options, stock based compensation expense recognized has increased during the year. General and administrative salaries and benefits increased to $2,693,430 in 2003 from $1,483,443 in 2002. The increase in 2003 was mainly due to the higher market price of the company's stock resulting in higher recorded stock based compensation expenses.

Professional fees increased to $1,010,802 (comprised of legal & accounting and audit fees of $240,955 and consulting fees of $769,847) in 2004 from $954,223 (comprised of legal & accounting and audit fees of $297,349 and consulting fees of $656,874) in 2003. The increase was due mainly to the increase of hiring external consultants during the year. Professional fees increased to $954,223 in 2003 from $861,199 (comprised of legal & accounting and audit fees of $322,876 and consulting fees of $538,323) in 2002. The increase was due mainly to the higher market price of the company's stock resulting in higher recorded stock based compensation expenses.

Amortization and depreciation increased to $130,912 in 2004 from $125,580 in 2003 due to the replacement of certain computer equipment. Amortization and depreciation decreased to $125,580 in 2003 from $313,474 in 2002 due to the write-down of assets in 2002.

Interest and other income decreased to $8,766 in 2004 from $73,974 in 2003 due mainly to decrease of miscellaneous revenue in 2004. Interest and other income increased to $73,974 in 2003 from $982 in 2002 due mainly to increase of miscellaneous revenue in 2003.

Interest expense decreased in 2004 to $151,758 from $320,643 in 2003 due mainly to the repayment of interest bearing debt. Interest expense increased in 2003 to $320,643 from $123,013 in 2002 due mainly to the increase in total liabilities and interest accretion on convertible loan.

Marketing expense increased to $283,322 in 2004 from $155,914 in 2003 due to an increase in business development activities and participation in an environmental conference during the year. Marketing expense decreased to $155,914 in 2003 from $183,294 in 2002 due to a reduction in the use of external assistance.

Office supplies, telephone and insurance increased to $328,286 in 2004 from $300,751 in 2003 due to the increased activities in the general and administrative area. Office supplies, telephone and insurance increased to $300,751 in 2003 from $230,808 in 2002 due mainly to the increase in insurance costs.

Rent for leased premises decreased to $107,804 in 2004 from $109,653 in 2003 due to the change in office and storage space. Rent for leased premises decreased to $109,653 in 2003 from $515,446 in 2002 due to the elimination of the pilot plant space and U.K. lease.

Currency exchange gain in 2004 amounted to $53,156 compared to a gain of $177,551 in 2003 due to the depreciation of the US Dollar. Currency exchange gain in 2003 amounted to $177,551 compared to a gain of $80,461 in 2002 due to the depreciation of the US Dollar.

No write-down occurred in 2004 and 2003. Loss on the write-down of long-term assets was decreased to $nil in 2003 from $872,114 in 2002. In 2002, DynaMill assets in the amount of $46,944 and Wire Die Cleaning assets in the amount of $31,303 were written off because the Company is focused on the application of BioOil for energy. The Company wrote-off its 2 TPD pilot plant of $159,096 as it completed its testing. Amounts related to the10 TPD pilot plant assets totaling $237,913 were partially written-down, as the Company intends to keep the 10 TPD plant for testing and market development purposes. The 50 TPD UK pilot plant development assets of $212,749 were written-off due to the Company focusing on the 100 TPD demonstration plant in Canada. Other assets of $65,377 were written off. Patents for DynaPower of $118,732 were written-down.

Overall capital expenditures, net of government grants and disposal, used for developing and patenting the Company's technologies increased to $9,106,450 in 2004 from $1,502,100 in 2003. Capital expenditures for the Fast Pyrolysis technology increased to $8,982,857 in 2004 from $1,497,398 in 2003. The increase in the Fast Pyrolysis capital expenditures in 2004 was due mainly to construction of the 100 tpd industrial demonstration plant in Ontario, Canada and initial payments on the 200 tpd plant to be constructed at a Canadian site.

Overall capital expenditures, net of government grants and disposal, used for developing and patenting the Company's technologies increased to $1,502,100 in 2003 from $183,473 in 2002. Capital expenditures for the Fast Pyrolysis technology increased to $1,497,398 in 2003 from $182,637 in 2002. The increase in the Fast Pyrolysis capital expenditures in 2003 was due to commencement of the 100 tpd plant and initial payments on the 200 tpd plant.

The Company's total assets increased to $13,198,698 at the end of 2004 from $3,759,605 at the end of 2003, due mainly to the building of the 100 tpd industrial demonstration plant. Property, plant and equipment increased to $12,154,153 in 2004 from $2,293,422 in 2003 due to the building of the plant. The total liabilities increased to $8,911,500 at the end of 2004 from $2,035,168 at the end of 2003, due mainly to the increase of long-term debts and accounts payable of the plant. Current Liabilities increased to $7,843,828 at the end of 2004 from $2,035,168 at the end of 2003 due almost entirely to an increase in accounts payable and accrued liabilities of the plant.

During the year ended December 31, 2004, the Company recorded a net operating loss of $9,916,215, compared to a net operating loss of $4,984,681 for the year 2003. The increase in operating loss in 2004 as compared to 2003 was primarily attributable to (i) an increase in general and administrative salaries and benefits (ii) an increase in marketing expense, (iii) an increase in professional fees and (iv) an increase in research and development. The net operating loss in 2004 reflected professional fees totaling $1,010,802, of which, $235,845 was non-cash amounts paid in shares. The non-cash professional fees in 2003 were $655,416. During the year ended December 31, 2003, the Company recorded a net operating loss of $4,984,681, compared to a net operating loss of $5,261,607 for the year 2002. The decrease in operating loss in 2003 as compared to 2002 was primarily attributable to (i) a decrease in amortization and depreciation, (ii) a decrease in rent, (iii) a decrease in loss on write-down long-term assets, and (iv) a decrease in loss from discontinued operations.

The basic and diluted loss per common share increased to twelve cents ($0.12) for the year 2004 from nine cents ($0.09) for the year 2003. The loss per common share for the year 2002 was twelve cents ($0.12). The increase in basic and diluted loss per share for 2004 and 2003 was due to both the increase in the loss for each year and the increase in the weighted average number of Common Shares outstanding from 45,104,978 shares in 2002 to in 56,617,490 in 2003 and 80,979,299 in 2004.


LIQUIDITY AND CAPITAL RESOURCES

Principal sources of liquidity during the year ended December 31, 2004 were
(i) $4,857,699 in net proceeds ($5,242,734 gross) after deducting related issue costs and expenses from private placement offerings of the Company's Common Shares and the exercise of Common Share options for cash, (ii) $1,636,408 in deposits for Common Shares to be issued in 2005 pursuant to private placement offerings commenced in 2004, (iii) $830,013 increase in convertible loan, and (iv) $816,727 increase in long-term debts.

For the previous year ended December 31, 2003 the principal sources of liquidity were (i) $2,321,852 in net proceeds ($2,413,473 gross) after deducting related issue costs and expenses from private placement offerings of the Company's Common Shares and the exercise of Common Share options for cash, (ii) $1,476,012 in deposits for Common Shares to be issued in 2004 pursuant to private placement offerings commenced in 2003, and (iii) $154,488 in project deposit received. For the previous year ended December 31, 2002, the principal sources of liquidity were (i) $1,545,400 in net proceeds ($1,546,036 gross) after deducting related issue costs and expenses from private placement offerings of the Company's Common Shares and the exercise of Common Share options for cash, (ii) $352,376 in deposits for Common Shares to be issued in 2003 pursuant to private placement offerings commenced in 2002 and (iii) convertible loans from the existing shareholders in the amount of $263,416, and (iv) $196,596 from a short-term bank indebtedness.

Overall cash flows decreased during 2004 as there were significant increased activities in 2004 as a result of the construction and development of the West Lorne Project. During the year ended December 31, 2004, the Company used cash in investing activities of $5,824,645, and used cash in operating activities of $2,883,735 and generated cash from financing activities of $8,693,057.

 During the previous year ended December 31, 2003, the Company used cash in operating activities and in investing activities of $2,169,755 and $530,209 respectively, and generated cash from financing activities of $3,221,353. During the previous year ended December 31, 2002, the Company used cash in operating activities and in investing activities of $2,187,480 and $64,902 respectively, and generated cash from financing activities of $2,197,472.

The net amount of cash used in operating activities during 2004 increased by 33% of cash used in operating activities during 2003. Cash used in operating activities consisted primarily of a net loss for 2004 of $9,916,215 that was offset by (i) amortization of non-cash items in the sum of $130,912, (ii) non-cash equity compensation expenses, $4,827,804, and (iv) net change in non-cash working capital balances related to operations of $2,087,156.

The net amount of cash used in operating activities during 2003 increased by 1% of cash used in operating activities during 2002. Cash generated in operating activities consisted primarily of a net loss for 2003 of $4,984,681 that was offset by (i) amortization of non-cash items in the sum of $125,580,
(ii) non-cash equity compensation expenses, $2,427,857, (iii) accretion of interest on convertible debt of $239,245 and (iv) net change in non-cash working capital balances related to operations of $199,795.

Financing activities during 2004 generated a net increase in cash of $8,693,057, primarily from the Company's private placements of Common Shares. Financing activities during 2003 generated a net increase in cash of $3,221,353, primarily from the Company's private placements of Common Shares

Investing activities in 2004 resulted in use of cash, net of grants and disposal, in the amount of $5,824,645 that consisted of $5,804,656 that was incurred in the acquisition of capital assets, $19,989 was expended on patents. Investing activities in 2003 resulted in use of cash, net of grants and disposal, in the amount of $530,209 that consisted of $491,057 that was incurred in the acquisition of capital assets, $6,479 was expended on patents and $32,673 was expended other long-term assets. Investing activities in 2002 resulted in use of cash, net of grants and disposal, in the amount of $64,902 that consisted of $70,071 was incurred in the acquisition of capital assets, $7,946 was expended on patents and offset by proceeds of $13,115 on the sale of equipment.

During the first quarter, the Board approved an increase in the private placement funding from $2 million to $4 million to further assist the Company in the completion of its first commercial plant. As a result, the Company received subscription funds of $1,602,397 relating to the second tranche of the private placement which commenced during the third quarter of 2003, including $1,313,760 in cash and cancellation of $288,637 in consulting fees payable by the Company at subscription prices ranging from $0.35 to $0.485 per share for a total of 3,698,234 Common Shares issued, including 1,149,116 three-year warrants to purchase the Company's Common Share at prices ranging from $0.65 to $0.75 per share.

During the second quarter, the Company commenced a $2 million private placement at a share price based on a discount of up to 15% to the five-day average market closing price of the Company's stock, plus two-year warrants to purchase a quarter of a share of the Company's common stock at 25% above market. During the third quarter, the Board approved an increase in the private placement funding from $2 million to $3.5 million to further assist the Company in the completion of its first commercial plant. At September 30, 2004, the Company has received $2,021,500 towards this financing at a share prices ranging from $0.36 to $0.427 per share.

During the fourth quarter, the Company has raised further $3,350,466 towards the private placements commencing in the second quarter at share prices ranging from $0.346 to $0.40 per share.

Subsequent to year-end, the Board approved a tranched funding of up to $20 million to meet its objectives for additional working capital, general corporate purposes and to assist the Company in the completion of its first commercial plant. As a result, the Company raised further subscription funds of $2.1 million relating to the private placement commenced during the first quarter of 2005 at subscription prices ranging from $0.30 to $0.523 per share.
6.1 million shares and 2.3 million Common Share Purchase Warrants remain to be issued as a result of this funding.

In total, the Company raised during the year an aggregate of $7,417,448, including $6,685,726 in cash and $731,721 in consulting fees payable by the Company for a total of 17,640,593 Common Shares and 6,667,942 Common Share Purchase Warrants.

With the current cash on hand and anticipated sales revenue, the Company anticipates that it will require additional funding for its continued operations and the commercialization of its Fast Pyrolysis technologies through the year 2005. Given market conditions and other factors, there can be no guarantee that the Company will be successful in securing additional finance. If adequate funds are not available on acceptable terms when needed, the Company may be required to delay, scale-back or eliminate the manufacturing, marketing or sales of one or more of its products or research and development programs.

The Company's 2005 financing plan is structured to enable construction of the Company's first commercial scale BioOil Demonstration manufacturing facility. The core of the strategy surrounds market and project based equity financing that minimizes equity dilution while raising sufficient capital for operations and projects.

In addition to contemplated equity offerings, the Company expects to be able to draw significantly from government grant and loan facilities, including the Government of Canada's Technology Partnerships program and from the approved SDTC funding towards the West Lorne Project. The Company expects to draw in 2005 a significant portion of the remaining TPC and SDTC funding.

In connection with the Company's West Lorne Project, the Company is committed to outstanding construction commitments of approximately $6.4 million and expects the project to be completed in the summer of 2005, of which a vender has committed to provide a $3.0 million (C$3.64 million) 7-year lease financing on equipment purchased.

The Company's funding plan for 2004 was structured so that equity placements explained above will maintain Company and project operations. Additionally, the Company contemplates a private placement and project finance strategy which, with government contributions and other project funding, are expected to fund the commercial demonstration projects which are expected to be operational during Q3, 2005. Any delay in securing project funding for a project will delay the construction and commissioning of that project.

The West Lorne Project has committed to a seven year $3 million
(C$3.6 million) turbine financing agreement which will be secured by the turbine and other power island assets. The Project has also entered into a three year loan agreement for $0.8 million (C$1.0 million) which was advanced in 2004. This loan is secured by a first charge on all of the project's assets aside from the power island assets. For detail, please see note 9 of the Audited Consolidated Financial Statements 2004.

The Company has entered into an agreement to pay for equipment and services in exchange for an $830,013 (C$1 million) convertible debenture. The debenture is convertible into common shares of the Company at the market price at time of conversion, subject to a minimum conversion price of US$0.40 per share and a maximum conversion price of US$0.60 per share. The debenture bears no interest and the principal is due December 10, 2009.



QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISKS
================================================

The Company is exposed to financial market risks, including changes in interest rates and foreign currencies.


FOREIGN CURRENCY RISK

The Company has operations in Canada, the U.S. and the United Kingdom, and therefore the Company is subject to risks typical of an international business including, but not limited to, differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions and foreign exchange rate volatility. Accordingly, the Company's future results could be materially adversely affected by changes in these or other factors.

The Company can be adversely affected when the Canadian currency appreciates. Management has the ability, to some extent, to time the exchange and enter into forward exchange contracts in an attempt to mitigate such risk. The Company's financial statements are reported in U.S. currency. The extent of the Company's exposure depends on the degree of fluctuation in foreign currencies. Due to the nature of foreign currency exchange, the exact exposure is difficult to estimate.

The Company's sales, corresponding receivables and the majority of its expenses are in Canadian and U.S. dollars. The Company holds cash in U.S., Canadian and U.K. funds, and exchanges from U.S. currency to Canadian and U.K. currency as necessary. Through operations in Canada and the U.S., the Company incurs research and development and administrative expenses in Canadian dollars and U.S. dollars and potentially other foreign currencies. The Company is exposed, in the normal course of business, to foreign currency risks on any non-Canadian dollar expenditures. The Company has evaluated its exposure to these risks and has determined that the only significant foreign currency exposure at this time is to the U.S. dollar, through receipt of proceeds of U.S. dollar denominated share offerings. At this time, the Company does not believe the exposure to other currency fluctuations is material.

INTEREST RATE RISK

The Company invests its cash in a variety of short-term financial instruments, including bank deposits. These deposits are typically denominated in U.S. and Canadian dollars. Cash balances in other foreign currencies are operating balances and are only invested in demand or short-term deposits of the local operating bank.

Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted because of a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, the Company's future investment income may fall short of expectations because of changes in interest rates or we may suffer losses in principal if forced to sell securities which have seen a decline in market value because of changes in interest rates.

The Company's investments are made in accordance with an investment policy approved by our Board of Directors. Under this policy, all short-term investments must be made in investment grade securities with original maturities of less than one year at the time of acquisition.

The Company does not attempt to reduce or eliminate its investment exposure to interest rate risk through the use of derivative financial instruments due to the short-term nature of the Company's investments. Based on a sensitivity analysis performed on the balances as of December 31, 2004, the fair value of short term investments would not be significantly impacted by either a 100 basis point increase or decrease in interest rates.

The Company has no bank loans outstanding.

                                 AUDITORS' REPORT


           To the Shareholders of DynaMotive Energy Systems Corporation

We have audited the consolidated balance sheet of DynaMotive Energy Systems Corporation as at December 31, 2004 and the consolidated statements of loss, deficit and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The comparative figures were reported upon by other auditors. Their report covered the years ended December 31, 2003 and 2002, contained no reservations and was dated April 16, 2004.

On March 22, 2005, we reported separately to the shareholders of DynaMotive Energy Systems Corporation on financial statements for the same period prepared in accordance with the Canadian generally accepted accounting principles, excluding Note 20, Reconciliation of General Accepted Accounting Principles, included in the accompanying financial statements.


/S/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada,
March 22, 2005.

                       Comments by Auditors for U.S. Readers
                     on Canada-United States Reporting Difference

The reporting standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Public Company Accounting Oversight Board (United States) reporting standards also require the addition of an explanatory paragraph (following the opinion paragraph) when changes in an accounting policy, such as those involving 2004 stock-based compensation, 2004 asset retirement obligations described in Note 3, have a material effect on the consolidated financial statements. Although we conducted our audit in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated March 22, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report hen these are adequately disclosed in the financial statements.




/S/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada,
March 22, 2005.

DynaMotive Energy Systems Corporation
Incorporated under the laws of British Columbia, Canada

                       CONSOLIDATED BALANCE SHEETS
           (See Nature of Business and Going Concern Uncertainty - Note 1)
                    As at December 31 (in U.S. dollars)

                                                           2004           2003
                                                            $              $
-----------------------------------------------------------------------------------
ASSETS
Current
Cash                                                     136,971         283,514
Receivables                                              230,280          97,501
Government grants receivable [note 17]                   236,548         732,776
Prepaid expenses and deposits                            177,967          74,280
-----------------------------------------------------------------------------------
Total current assets                                     781,766       1,188,071
Other long-term assets                                        --          32,673
Property, plant and equipment [note 5]                12,154,153       2,293,422
Patents [note 6]                                         262,779         245,439
-----------------------------------------------------------------------------------
                                                      13,198,698       3,759,605
===================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Short-term loans [note 7]                                 42,331              --
Accounts payable and accrued liabilities [note 8]      7,635,494       1,880,680
Project advance [note 19]                                166,003         154,488
-----------------------------------------------------------------------------------
Total current liabilities                              7,843,828       2,035,168
Convertible debenture [note 9]                           307,463              --
Long-term debt [note 10]                                 760,209              --
-----------------------------------------------------------------------------------
Total liabilities                                      8,911,500       2,035,168
-----------------------------------------------------------------------------------
Commitments and contingencies [notes 1, 13, 14 and 17]
Shareholders' Equity
Share capital [note 11(b)]                            39,866,465      30,907,990
Shares to be issued [note 11(c)]                       2,340,894       2,827,111
Contributed surplus [note 11(h)]                       9,584,266       4,815,679
Cumulative translation adjustment                       (654,374)       (690,107)
Deficit                                              (46,850,053)    (36,136,236)
-----------------------------------------------------------------------------------
Total shareholders' equity                             4,287,198       1,724,437
-----------------------------------------------------------------------------------
                                                      13,198,698       3,759,605
===================================================================================

See accompanying notes

On behalf of the Board:


                                     "Richard Lin"          "Andrew Kingston"
                                        Director               Director

DynaMotive Energy Systems Corporation
Incorporated under the laws of British Columbia

                       CONSOLIDATED STATEMENTS OF LOSS
                 For the Year Ended December 31 (in U.S. dollars)

                                                   2004         2003        2002
                                                    $             $           $
-----------------------------------------------------------------------------------
REVENUE
Sales                                                 --            --       68,569
-----------------------------------------------------------------------------------
EXPENSES
Cost of sales                                         --            --        6,587
Amortization and depreciation                    130,912       125,580      313,474
Interest expense [note 11(i)]                    151,758       320,643      123,013
Marketing [note 11(i)]                           283,322       155,914      183,294
Office supplies, telephone and insurance         328,286       300,751      230,808
Professional fees [note 11(i)]                 1,010,802       954,223      861,199
Rent [note 11(i)]                                107,804       109,653      515,446
Research and development [notes 11(i) and 17]  2,690,405       512,981      165,265
General and administrative salaries
  and benefits [note 11(i)]                    5,267,756     2,693,430    1,483,443
Foreign Exchange gain                            (53,156)     (177,551)     (80,461)
-----------------------------------------------------------------------------------
                                              (9,917,889)    4,995,624    3,802,068
-----------------------------------------------------------------------------------
Loss from operations                          (9,917,889)   (4,995,624)  (3,733,499)

OTHER REVENUE AND EXPENSES
Interest and other income                          8,766        73,974          982
Loss on asset disposals                           (7,092)           --      (31,615)
Loss on write-down of long-term assets
  [notes 5 and 6]                                     --            --     (872,114)
Gain on recovery of government grants [note 17]       --            --      269,792
-----------------------------------------------------------------------------------
                                                   1,674        73,974     (632,955)
-----------------------------------------------------------------------------------
Loss from continuing operations               (9,916,215)   (4,921,650)  (4,366,454)

Loss from discontinued operations [note 4(a)]         --       (63,031)    (895,153)
-----------------------------------------------------------------------------------
Loss for the year                             (9,916,215)   (4,984,681)  (5,261,607)
===================================================================================
Weighted average number of common shares
  outstanding [note 11[j]]                    80,979,299    56,617,490   45,104,978
===================================================================================
Basic and diluted loss per common share
Continuing operations [note 11[j]]                 (0.12)       (0.09)       (0.10)
Discontinued operations [note 11[j]]                  --        (0.00)       (0.02)
-----------------------------------------------------------------------------------
Loss per share                                     (0.12)       (0.09)       (0.12)
===================================================================================

See accompanying notes

DynaMotive Energy Systems Corporation
Incorporated under the laws of British Columbia

                      CONSOLIDATED STATEMENTS OF DEFICIT
                      As at December 31 (in U.S. dollars)

                                                 2004         2003          2002
                                                  $             $             $
-----------------------------------------------------------------------------------
Deficit, beginning of year                 (36,136,236)  (31,151,555)  (25,773,048)
Effect of change in accounting
  policy [note 3]                             (797,602)           --      (116,900)
-----------------------------------------------------------------------------------
Deficit, beginning of year restated        (36,933,838)  (31,151,555)  (25,889,948)
Loss for the year                           (9,916,215)   (4,984,681)   (5,261,607)
-----------------------------------------------------------------------------------
Deficit, end of year                       (46,850,053)  (36,136,236)  (31,151,555)
===================================================================================

See accompanying notes

DynaMotive Energy Systems Corporation
Incorporated under the laws of British Columbia

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                      As at December 31 (in U.S. dollars)

                                                 2004         2003         2002
                                                  $             $            $
-----------------------------------------------------------------------------------
OPERATING ACTIVITIES
Loss for the year                           (9,916,215)   (4,984,681)   (5,261,607)
Add items not involving cash:
  Amortization and depreciation                130,912       125,580       313,474
  Interest expense-non cash                         --       239,245            --
  Loss on write-down of property,
    plant and equipment                             --            --       753,382
  Loss on write-down of patents                     --            --       118,732
  Stock based compensation [note 11(i)]      4,827,804     2,427,857     1,326,010
  Foreign exchange gain and other items        (13,392)     (177,551)      (48,846)
Net change in non-cash working capital
  balances related to operations [note 16]   2,087,156       199,795       611,375
-----------------------------------------------------------------------------------
Cash used in operating activities           (2,883,735)   (2,169,755)   (2,187,480)
-----------------------------------------------------------------------------------

FINANCING ACTIVITIES
Increase (decrease) in bank
  indebtedness - short-term                         --     (158,539)       196,596
Proceeds from convertible debenture            830,013           --        263,416
Proceeds from long-term debt                   816,727           --             --
Proceeds from short term loan                   42,331      265,000             --
Repayment of short term loan                        --     (265,000)            --
Increase in project advance                         --      154,488             --
(Increase) decrease in government
  grant receivables                            509,879     (572,460)      (160,316)
Share capital issued                         4,857,699    2,321,852      1,545,400
Shares to be issued                          1,636,408    1,476,012        352,376
-----------------------------------------------------------------------------------
Cash provided by financing activities        8,693,057    3,221,353      2,197,472
-----------------------------------------------------------------------------------

INVESTING ACTIVITIES
Increase in other long-term assets                 --       (32,673)            --
Increase in patent costs                       (19,989)      (6,479)        (7,946)
Purchase of property, plant and equipment
  (net of government grants)                (5,804,656)    (491,057)       (70,071)
Proceeds on sale of equipment                       --           --         13,115
-----------------------------------------------------------------------------------
Cash used in investing activities           (5,824,645)    (530,209)       (64,902)
-----------------------------------------------------------------------------------

Increase (decrease) in cash and cash
  equivalents from operations                  (15,323)     521,389        (54,910)
Effects of foreign exchange rate
  changes on cash                             (131,220)    (262,968)        18,462
-----------------------------------------------------------------------------------
Increase (decrease) in cash and
  cash equivalents during year                (146,543)     258,421        (36,448)
Cash and cash equivalents, beginning of year   283,514       25,093         61,541
-----------------------------------------------------------------------------------
Cash and cash equivalents, end of year         136,971      283,514         25,093
===================================================================================

See accompanying notes

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2004                                    (express in U.S. dollars)


1. NATURE OF BUSINESS AND GOING CONCERN UNCERTAINTY

[a] Nature of business

DynaMotive Energy Systems Corporation ("the Company" or "Dynamotive") was incorporated on April 11, 1991 under the laws of the Province of British Columbia. Dynamotive is focused on the development of innovative energy solutions based on its patented fast pyrolysis system. The Company's focus is to commercialize its patented BioOil production technology and establish this technology for production of BioOil clean fuels.

In April 2001, the Company acquired Border Biofuels Limited ("BBL"), in the U.K. In December 2002, BBL was petitioned into bankruptcy by creditors and became insolvent [note 4]. In April 2002, the Company sold all tangible assets in its metal cleaning subsidiary, DynaPower, Inc. to focus all of its resources on its BioOil production technology [note 12].


[b] Going concern uncertainty

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future. As at December 31, 2004, the Company has a working capital deficiency of $7,062,062, and has incurred a loss of $9,916,215 for the year ended December 31, 2004.

The ability of the Company to continue as a going concern is in substantial doubt and dependent on achieving profitable operations, commercializing its BioOil production technology and obtaining the necessary financing in order to develop this technology. The outcome of these matters cannot be predicted at this time. The Company is in the process of raising additional capital financing in order to continue its operations, fund its research and development activities, and ensure orderly realization of its assets and discharge of its liabilities. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2004                                    (express in U.S. dollars)


1. NATURE OF BUSINESS AND GOING CONCERN UNCERTAINTY (cont'd.)

The Company is not expected to be profitable during the ensuing twelve months and therefore must rely on securing additional funds from government sources and by the issuance of shares of the Company for cash consideration. Subsequent to the year-end, the Company has received additional equity financing (Note 21(a)).

The consolidated financial statements do not reflect adjustments in carrying values and classifications of assets and liabilities that would be necessary should the Company not be able to continue its operations.


2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles.

The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries DynaMotive Corporation, incorporated under the laws of Rhode Island, U.S.A.; DynaMotive Europe Limited, incorporated under the laws of the United Kingdom; DynaMotive Canada Inc., federally incorporated under the laws of Canada; DynaPower Inc., incorporated under the laws of British Columbia (for 2002 only); DynaMotive Puerto Rico, Inc., incorporated under the laws of Puerto Rico; DynaMill Systems Ltd., incorporated under the law of British Columbia; and DynaMotive Electrochem Corporation, incorporated under the laws of British Columbia. DynaMotive Electrochem Corporation, DynaMill Systems Ltd. and DynaMotive Puerto Rico, Inc. are companies with no significant net assets or operations. DynaPower Inc. sold all tangible assets to the management of DynaPower in a management buyout in 2002 [note 12]. In addition, the Company owns 99.9% of the West Lorne BioOil Co-Generation LP formed under the law of Ontario and has accounted for its proportionate share of the partnership.

The consolidated financial statements include the results of operations of BBL as discontinued operations [note 4]. DynaMotive Electrochem Corporation, DynaMill Systems Ltd. and DynaMotive Puerto Rico, Inc. are inactive companies with no significant net assets or operations.

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2004                                    (express in U.S. dollars)


2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Foreign currency translation

The accounts of the Company and its consolidated subsidiaries are measured using the Canadian dollar as the functional currency. Monetary items denominated in foreign currencies are translated into Canadian dollars using exchange rates in effect at the balance sheet date and non-monetary items are translated using historical exchange rates. Exchange gains or losses arising on the translation or settlement of foreign currency denominated monetary items are included in the determination of net income.

The Company uses the U.S. dollar as the reporting currency for its consolidated financial statements. Assets and liabilities are translated into U.S. dollars using current exchange rates in effect at the balance sheet date and revenue and expense accounts are translated using the average exchange rate during the period. Gains and losses resulting from this process are recorded in shareholders' equity as an adjustment to the cumulative translation adjustment account.

Revenue recognition

[a] Revenue from the sale of products is recognized upon shipment of the product and when the risk and reward of ownership has been transferred to the customer, provided that the amount is fixed or determinable and collection is reasonably assured.

[b] Revenue from contracts relating to implementation of the Company's metal cleaning systems in a commercial application (2002) is recognized on a completed contract basis, except for those which are greater than three months in duration, for which revenue is recognized on a percentage of completion basis where the basis of measure of performance is based on engineering estimates of completion. Losses on contracts are fully provided for when they become known.

[c] Revenue from services contracts is recognized when the services are provided.

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2004                                    (express in U.S. dollars)


2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

[d] Royalty revenue is recognized when the Company has earned the right to collect payment pursuant to the terms of the relevant agreement and when the amount is reasonably determinable and collectible.

Government assistance and investment tax credits

Government assistance towards current expenses is included in the determination of income for the period as a reduction of the expenses to which it relates. Amounts received for future expenditures are recorded as a current liability. Government assistance towards the acquisition for property, plant and equipment is deducted from the cost of the related property, plant and equipment.

Repayment of contribution is contingent solely upon the Company's ability to generate revenue from the sale of specified products or technology. Accordingly, liability of repayment will only be accrued when sales of the products or technology have been generated.

Investment tax credits are accounted for under the cost reduction method whereby they are netted against the expense or capital asset to which they relate. Investment tax credits are recorded when the Company has incurred the qualifying expenditures and there is reasonable assurance the tax credits will be realized. As at December 31, 2004 and 2003, no investment tax credits have been recorded.

Research and development costs

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes the development project meets Canadian generally accepted accounting criteria for deferral and amortization. In evaluating these criteria the Company considers technological feasibility to be established only when a product demonstrates it operates under conditions which are acceptable to target customers. If management determines that the development of products to which such costs have been capitalized is not reasonably certain, or that costs exceed recoverable value, such costs are charged to operations.

Patents

Patents are recorded at cost, including related legal costs, and are amortized on a straight-line basis over the lesser of the estimated useful life of the related technology and the life of the patent commencing with commercial production. If management determines that development of products to which patent costs relate is not reasonably certain, or that costs exceed recoverable value, such costs are charged to operations. Due to the long-term nature of estimates inherent in determining future cash flows, it is possible that the future cash flows or the estimated useful life of such assets could be reduced in the future.

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2004                                    (express in U.S. dollars)


2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Property, plant and equipment

Property, plant and equipment are recorded at cost, net of government assistance, and amortized using the following methods and annual rates:

Furniture and fixtures                 20% declining balance
Computer equipment                     30% declining balance
Computer software                      100% declining balance
Equipment                              20% declining balance
Leasehold improvements                 Straight line over the term of the
                                       lease (which approximates its estimated
                                       life)
Motor vehicles                         50% the first year and 25% thereafter
                                       declining balance

Annually, or whenever events and circumstances indicate that the carrying value of the assets might be impaired and the carrying value may not be recoverable, the Company performs evaluations to assess the recoverability of its property, plant and equipment. When the carrying value of property, plant and equipment is determined to exceed its recoverable amount, an impairment loss is recorded to reduce the carrying value of the capital asset to its fair value. In 2002, the Company determined that write-downs of the carrying values of certain assets were required [notes 5 and 6].

Projects under development

The Company expenses all preliminary stage costs incurred with respect to a potential capital project, including costs related to the consideration of alternatives, feasibility studies, and activities occurring prior to the decision to proceed with the project until the capital project meets the Company's capitalization policy and is considered a project under development. The Company begins to capitalize costs for projects under development when it has determined that it is more likely than not that the financing for the capital project is available and it is more likely than not that the Company will be able to meet the requisite local and other governmental regulations to develop the capital project.

For those capital projects that meet the Company's capitalization policy, the Company capitalizes incremental costs that are directly identifiable with the specific capital project until the capital project is substantially complete and ready for its intended use. Financing costs, including interest, are capitalized when they arise from indebtedness incurred, directly or indirectly, to finance the construction of the capital project. Capitalization of financing costs will cease when a capital project is considered to be substantially complete and ready for its intended use.

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2004                                    (express in U.S. dollars)


2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Annually, or whenever events and circumstances indicate that the carrying value of the assets might be impaired and the carrying value may not be recoverable, the Company performs evaluations to assess the recoverability of its projects under development. When the carrying value of projects under development is determined to exceed its recoverable amount, an impairment loss is recorded to reduce the carrying value of the projects under development to its fair value.

Income taxes

The Company accounts for income taxes using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the periods in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period that includes the substantial enactment date. Future income tax assets are recorded in the consolidated financial statements if realization is considered more likely than not. A valuation allowance is recorded to reduce future income tax assets recognized by the amount of any future income tax benefits that, based on available evidence, are not expected to be realized.

Stock based compensation

The Company has two stock based compensation plans - a stock appreciation rights ("SA Rights") plan and a stock option plan for directors and employees, which are described in note 11. Under the terms of the stock option plan the Company may grant fixed options or options whose vesting is contingent on future performance. Compensation is recognized under the fair value based method when fixed or performance based stock options are granted to employees and directors. Compensation is recognized using the fair value based method for SA Rights when the performance criteria have been met and amortized over the service period.

The Company has a compensation arrangement with several officers of the Company whereby the officers receive a fixed number of common shares per month. The Company records compensation expense monthly based on the month-end quoted market price of the Company's stock.

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2004                                    (express in U.S. dollars)


2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

In addition, the Company has entered into compensation arrangements, which entitle certain non-employees to receive specific amounts for their services. These amounts can only be settled by applying them to the exercising of outstanding options to purchase common shares each month over a period of up to twelve months. The Company recognizes compensation expense based on the fair value of the common stock issuable under the arrangement, when related services are performed. The common shares issuable under these arrangements are generally issued in the quarter following the period in which they are earned.

The Company may also issue stock options, and warrants to employees or as consideration for services rendered by non-employees. As a result of the change in accounting policy (note 3), such equity awards are recorded at their fair value, as compensation expense or capitalized to long-term assets under construction when the Company receives the related services and the equity awards vest. No compensation is recognized in connection with options and warrants awarded in connection with private placements, since the share issue costs are netted against the proceeds raised. All unvested or modified options for non-employees are re-measured on each balance sheet date until such options vest, are exercised or forfeited.

Loss per common share

Basic loss per common share is based on the weighted average number of shares outstanding for the period excluding contingently issuable shares. The effect of potential issues of shares under share option, share purchase warrants and conversion agreements are antidilutive. Therefore, diluted loss per common share is equivalent to basic loss per common share.

Financial instruments

The fair values of the financial instruments approximate their carrying value due to their short term or demand nature, except for the convertible debenture and long-term debt. The fair values of the convertible debenture and long-term debt were calculated using discounted cash flow analysis and approximate their carrying value as the effective interest rates implicit in these financial instruments are similar to current market rates.

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2004                                    (express in U.S. dollars)


2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Leases

Leases are classified as either capital or operating leases. Leases which transfer substantially all the benefits and risks of ownership of the property to the Company are accounted for as capital leases. Capital lease obligations reflect the present value of future minimum lease payments, discounted at the appropriate interest rate. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.


3. CHANGE IN ACCOUNTING PRINCIPLES

[a] Stock based compensation

Effective January 1, 2004, the Company has adopted, on a retroactive basis without restatement, the recommendations of revised CICA Handbook Section 3870 ("CICA 3870"), "Stock-based compensation and other stock-based payments", which now requires companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2002. Previously, companies were only required to disclose the pro-forma effect of stock options issued to employees and directors in the notes to the financial statements. The effect of this change in accounting policy was to increase the deficit at January 1, 2004 by $797,602 with a corresponding increase to contributed surplus.

Prior to 2004, effective January 1, 2002, the Company followed the recommendations of the CICA 3870 which required that all stock-based awards made to non-employees and direct awards of stock, stock appreciation rights and awards that call for settlement in cash or other assets that were outstanding or granted for fiscal years beginning on or after January 1, 2002 were to be measured and recognized using a fair value based method. Awards that an entity had the ability to settle in stock were recorded as equity, whereas awards that the entity was required to or had a practice of settling in cash were recorded as liabilities. The fair value method was encouraged for all other employee stock based compensation but other methods of accounting such as the intrinsic method were permitted. If the fair value method was not adopted, then pro-forma disclosure for net loss and loss per share was required to show the effects as if the fair value method has been used. The Company elected to use the intrinsic method to account for awards granted to employees and directors in 2002 and 2003. As a result of adopting this standard, opening deficit as at January 1, 2002 was increased by $116,900 and contributed surplus was increased by $116,900 to reflect certain SA Rights that were outstanding.

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2004                                    (express in U.S. dollars)


3. CHANGE IN ACCOUNTING PRINCIPLES - (cont'd)

[b] Asset Retirement Obligations

Effective January 1, 2004, the Company adopted CICA Handbook Section 3110, "Asset Retirement Obligations" which requires the Company to retroactively record the fair value of an asset retirement obligation as a liability in the period in which it incurred a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets and when a reasonable estimate of the fair value can be made. The obligation will be measured initially at fair value using present value methodology, and the resulting costs capitalized into the carrying amount of the related asset. In subsequent periods, the liability will be adjusted for any changes in the amount or timing of the underlying future cash flows. Capitalized asset retirement costs will be depreciated on the same basis as the related asset and the discount accretion of the liability is included in determining the results of operations. As at December 31, 2004, for various reasons, including the fact that the BioOil plant is still under construction, the Company can not make a reasonable estimate of the fair value of the asset retirement obligations and consequently, no liability was accrued.

4. BORDER BIOFUELS LTD.

[a] Liquidation of BBL

In April 2001, the Company acquired 75% of the outstanding common shares of Border Biofuels Limited ("BBL"), a United Kingdom Green Power project development company for a nominal cash consideration of $2 (GBP 1) plus acquisition cost of $70,241 (GBP 49,537).

On December 13, 2002, BBL was placed into liquidation when a petition was made by creditors under the Insolvency Act of 1986 of the United Kingdom. Substantially all of its assets will be liquidated by a bank appointed receiver. The Company does not expect to recover any proceeds from the sale of BBL's assets.

As BBL remains in liquidation at December 31, 2004, the Company no longer controls the operating, financing and investing decisions of BBL. As such, the financial position and results of operations have been deconsolidated from the date that BBL was petitioned into bankruptcy. Accordingly, the results of operations of BBL for the prior periods have been accounted for as discontinued operations.

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2004                                    (express in U.S. dollars)


4. BORDER BIOFUELS LTD. (cont'd.)

The results of the discontinued operations are as follows:

                                           2004          2003        2002
                                            $             $            $
-----------------------------------------------------------------------------
Sales                                       -              -           -
-----------------------------------------------------------------------------
Net loss from discontinued operations       -          (63,031)   (1,508,189)
Gain on disposal                            -              -         613,036
-----------------------------------------------------------------------------
                                            -          (63,031)     (895,153)
-----------------------------------------------------------------------------


[b] Guarantee provided by Dynamotive

In 2001, BBL entered into a credit facility with Bank of Scotland for a maximum of $385,320 (GBP 200,000). The credit facility is denominated in British Pounds Sterling. Interest is charged at the bank's base rate (as at December 31, 2001 - 4%) plus 3%. The credit facility is guaranteed by the Company. During 2002, BBL became insolvent. If the Bank is unable to realize on its collateral with BBL, it has the right to seek settlement from the Company for payment. Although there is currently no indication that the Bank will pursue the Company, the Company has recognized the full amount of the guarantee as a current liability in 2002 and included the impact as part of the 2002 loss from discontinued operations. As BBL remains in liquidation at December 31, 2004, there has been no change in status regarding the settlement of the credit facility.


5. PROPERTY, PLANT AND EQUIPMENT

                                             2004                     2003
                                    ------------------------------------------------
                                               Accumulated               Accumulated
                                      Cost     Amortization     Cost    Amortization
                                        $          $              $           $
------------------------------------------------------------------------------------
Furniture and fixtures               166,649    127,064        172,248      119,926
Computer equipment and software      395,616    306,745        299,811      258,917
Equipment                            647,960    408,916        603,015      324,938
Projects under development:
  Construction in Progress
    - West Lorne                  10,958,107       -         1,235,510         -
  Pre-construction advances          766,035       -           664,057         -
Leasehold improvements               153,106    100,476         88,065       88,065
Motor vehicles                        57,446     47,565         53,462       30,900
------------------------------------------------------------------------------------
                                  13,144,919    990,766      3,116,168      822,746
------------------------------------------------------------------------------------
Net book value                           12,154,153                  2,293,422
------------------------------------------------------------------------------------

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2004                                    (express in U.S. dollars)


5. PROPERTY, PLANT AND EQUIPMENT (cont'd.)

The Company is constructing a 100 tonne per day BioOil co-generation project at the site of Erie Flooring in West Lorne, Ontario. At December 31, 2004, the Company had recorded pre-construction advances of $766,035 [2003 - $664,057] representing initial payments on a proposed 200 tonne per day plant. All of the pre-construction advances were paid in cash or shares.

During 2004, government grants of $2,829,117 [2003 - $416,708] have been applied to reduce the cost of property, plant and equipment under construction. For 2004 and 2003, construction in progress comprises the costs to construct a 100 tonne per day BioOil plant.

In 2002, the Company recorded write-downs of certain property, plant and equipment totaling $753,382, pertaining to the BioOil Power Generation segment. The Company determined that the net realizable value of certain test equipment was below their carrying values.


6. PATENTS


                                             2004                     2003
                                    ------------------------------------------------
                                               Accumulated               Accumulated
                                      Cost     Amortization     Cost    Amortization
                                        $          $              $           $
------------------------------------------------------------------------------------
Patents                              365,715    102,936        320,250      74,811
------------------------------------------------------------------------------------
Net book value                             262,779                    245,439
====================================================================================


In 2002, the Company recorded a write-down on patents pertaining to the DynaPower metal cleaning technology of $118,732. The Company determined that the future cash flows from these licenses granted upon the management buyout [note 12] of DynaPower were insufficient to support the carrying value of these patents. Therefore, these patents were written down to management's best estimates of the future discounted cash flows from the licenses on these patents.

Patents are recorded at cost and amortized on a straight line basis over the estimated useful life of the related technology of 16 years. The annual amortization expense of these patents for the next five years is estimated to be $23,000 per annum.

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2004                                    (express in U.S. dollars)


7. SHORT-TERM LOANS

[a] On December 24, 2004 the Company entered into a loan agreement with an officer of the Company for $42,331 [2003 - $nil]. The loan bore interest at 2% per month and had a 1-month term and was repaid in January 2005.

[b] On June 3, 2003 the Company entered into a loan agreement with a U.S.
    based Trust for $200,000 and an officer of the Company for $50,000. The loans bore interest at 2% per month and had a 12-month term. The loan agreement also called for the Company to issue 2.5 million warrants exercisable at $0.20 each for a period of five years as part of the loan financings.

    The proceeds of the loan were allocated to the loan and warrants based on their relative fair values. Accordingly, $104,167 was initially allocated to the loan and $145,833 was allocated to the warrants. The carrying value of the debt was accreted up to its face value over the term to maturity. Accretion of $12,153 was recognized in the year ended December 31, 2003. The Company provided the lenders with a general security agreement and other undertakings in regard to the loan.

    In December 2003, the Company repaid the loan and the lender released the Company from the general security agreement.

[c] During the year ended December 31, 2003 the Company was advanced $15,000 by a director which was non-interest bearing and was repaid in August 2003.


8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                          2004          2003
                                                            $             $
------------------------------------------------------------------------------
Trade accounts payable                                 3,157,724       911,949
Accrued compensation                                      34,808            --
Accrued liabilities                                    4,057,642       613,023
Bank of Scotland guarantee [note 4(b)]                   385,320       355,708
------------------------------------------------------------------------------
                                                       7,635,494     1,880,680
==============================================================================

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2004                                    (express in U.S. dollars)


9. CONVERTIBLE DEBENTURE

In December 2004 the Company entered into an agreement with an Ontario corporation (the "Vendor") to pay for equipment and services in exchange for an $830,013 (C$1,000,000) convertible debenture. The debenture is convertible into common shares of the Company at the market price at time of conversion, subject to a minimum conversion price of $0.40 per share and a maximum conversion price of $0.60 per share. The debenture bears no interest and the principal is due December 10, 2009. The agreement calls for the Company to enter into a marketing agreement with the Vendor and to issue to the Vendor 500,000 warrants to purchase common shares of the Company, exercisable at $0.49 per share during the period to December 31, 2006. As at December 31, 2004, the Company has not entered into any marketing agreement with the Vendor and no warrants have been issued as the convertible debenture agreement has only became effective shortly before year end.

The proceeds of the debenture have been allocated to the debenture and warrants based on their relative fair values. Accordingly, $307,463 was allocated to the debenture and $522,550 was allocated to the conversion feature and warrants. The carrying value of the debt will be accreted up to its face value over the term to maturity. No amount of the discount was accreted in 2004 since the debt agreement only became effective in December 2004. The accretion of the debt discount will begin in January 2005.


10. LONG-TERM DEBT

In 2004, the West Lorne BioOil Co-Generation LP (the "LP") entered into a loan agreement with a Bahamas Corporation for an $830,013 (C$1,000,000, based on exchange rate at December 31, 2004) loan. The loan bears interest at 1.25% per month with interest due monthly and the principal due August 11, 2007. The LP may repay the loan at any time without penalty. The loan agreement also calls for the Company to issue 312,500 warrants to purchase common shares of the Company, exercisable at $0.50 per share for a period of three years, as part of the loan financing. The loan is collateralized by the assets of the LP and is guaranteed by the Company.

The proceeds of the loan have been allocated to the debt and warrants based on their relative fair values. Accordingly, $760,209 was allocated to the loan and $69,804 was allocated to the warrants. The carrying value of the debt will be accreted up to its face value over the term to maturity. No amount of the discount was accreted in 2004 since the debt agreement only became effective shortly before year end. The accretion of the debt discount will begin in January 2005.

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2004                                    (express in U.S. dollars)


11. SHARE CAPITAL

[a] Authorized share capital

The Company's authorized capital consists of an unlimited number of common shares [2003 - 100,000,000 common shares] with no par value and 100,000,000 Class A preferred shares [2003 - 100,000,000] with a par value of $5.00 each having attached special rights and restrictions. No preferred shares were issued and outstanding at December 31, 2004 and 2003.


[b] Issued and outstanding common shares

                                                                 Issued
                                                            #              $
----------------------------------------------------------------------------------
Balance, December 31, 2001                              40,942,115     24,617,914
Issued for cash
  Pursuant to private placement                          4,503,872      1,545,400
Issued on conversion of convertible loan                   856,551        200,000
Issued for settlement of fees payable and severances       479,025        145,598
Issued for services (i)                                  3,159,437      1,136,507
Shares to be redeemed and cancelled (ii)                        --        (92,379)
----------------------------------------------------------------------------------
Balance, December 31, 2002                              49,941,000     27,553,040
Issued for cash
  Pursuant to private placement                         12,863,895      1,544,715
Pursuant to exercise of stock options                      580,100        183,050
Issued on conversion of convertible loan                 1,389,746        182,254
Issued for settlement of fees payable                    2,206,966        699,037
Issued for services (i)                                  2,973,947        745,894
Shares redeemed and cancelled (ii)                         (40,000)            --
----------------------------------------------------------------------------------
Balance, December 31, 2003                              69,915,654     30,907,990
Issued for cash
  Pursuant to private placement (iii)                   16,906,913      5,825,691
  Pursuant to exercise of stock options                    569,284        180,314
Pursuant to exercise of warrants                           188,333         50,583
Issued for settlement of fees payable                    2,999,113      1,427,565
Issued for services (i)                                  2,425,641      1,322,145
Issued for SA Rights                                       124,860         75,489
Shares redeemed and cancelled (ii)                              --         76,688
----------------------------------------------------------------------------------
Balance, December 31, 2004                              93,129,798     39,866,465
==================================================================================

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2004                                    (express in U.S. dollars)


11. SHARE CAPITAL (cont'd.)

[i] The Company has entered into various agreements for services with its employees, directors and non-employees to be settled with various stock awards.

    a. The Company has entered into compensation arrangements with non-employees for specified amounts, which can only be settled by applying the amounts to exercise outstanding options to purchase common shares monthly over a period of up to twelve months. Included in issued for services are $nil [2003 - 1,536,141; 2002- 1,379,447] shares, fair valued at $nil [2003 - $321,082; 2002 - $552,387].

    b. In addition, the Company issued 2,393,459 [2003 - 980,753; 2002 -
       675,486] restricted shares to non-employees for services, fair valued at $1,303,005 [2003 - $363,764; 2002 - $217,269]. The shares have a 12-
       month restriction from the issue date.

    C. The Company has issued $nil [2003 - 455,794; 2002 - 1,054,916] shares to employees, directors and officers for services rendered, recorded at fair value of $nil [2003 - $60,922; 2002 - $349,901].

    d. In addition, the Company issued 32,182 [2003 - 8,590; 2002 - 49,588]
       restricted shares to employees and directors for services, fair valued at $19,140 [2003 - $2,686; 2002 - $16,950]. The shares have a 12 month restriction from the issue date. During 2003, 7,331 common shares previously issued to a director of the Company were cancelled and returned to Treasury with a fair value of $2,560.

[ii] At December 31, 2004, the Company had nil [December 31, 2003 - 306,748] common shares to be redeemed. The remaining balance of the previously accrued redemption was cancelled as a result of the Company using the shares as a deposit on the next development project. These shares, which were included as outstanding at December 31, 2003, were issued for services in relation to the termination of agreements with non-employees and to be redeemed upon satisfying conditions of the termination agreements which were fully settled in 2003.

[iii] During the year ended December 31, 2004, the Company completed several private placements for gross proceeds of $6,491,511. Share issuance costs related to these private placements totaled $665,820, of which, $385,035 was paid in cash and $280,785 was paid in shares [note 11(i)]. Pursuant to the private placement agreements in 2004 and 2003, 4,479,559 Series Q warrants and 4,227,739 Series S warrants were issued in 2004 [note 11(c)].

      The Company also issued 2,999,113 fully vested shares for services performed in 2004. These shares were valued based on the quoted market price on the date of the agreement.

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2004                                    (express in U.S. dollars)


11. SHARE CAPITAL (cont'd.)

[c] Shares to be issued

At December 31, 2004, the Company has 5,629,859 [2003 - 7,107,160] common shares to be issued which are comprised of:

[i] 1,403,080 [2003 - 2,783,677] common shares which are to be issued to a director and non-employees for services rendered under compensation arrangements with a value of $704,486 [2003 - $1,351,099].

[ii] 4,226,779 common shares relating to a private placement commenced during the year ended December 31, 2004 [2003 - 4,185,150] and nil [2003 -
     138,333] common shares are related to exercise of warrants. The private placement is for up to $6.0 million at an offering price between $0.355 and $0.414. At December 31, 2004, the Company had received $1,636,408 [2003 - $1,476,012] in cash for these shares to be issued [note 21(a)].


[d] Escrow agreement

At December 31, 2004 and 2003, 556,000 common shares were held in escrow to be released at a rate of one share for each $0.17 of "cash flow" as defined in the agreement, generated by the Company.

At December 31, 2004 and 2003, 225,334 common shares were held in escrow from an original total of 676,000 common shares put into escrow. These common shares are to be released from escrow upon the Company achieving a capitalized stock value of $100 million.

During the three-year period ended December 31, 2004, no common shares were released from escrow and at December 31, 2004, 781,334 [2003 - 781,334] common shares are held in escrow.

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2004                                    (express in U.S. dollars)


11. SHARE CAPITAL (cont'd.)

[e] Stock options

At December 31, 2004, the following stock options to Directors, employees and others were outstanding:


                                 Options Outstanding        Options Exercisable
                               -----------------------   --------------------------
                               Weighted-
                 Number         Average      Weighted-      Number        Weighted-
Range of      Outstanding at   Remaining      Average    Exercisable at    Average
Exercise       December 31,    Contractual    Exercise    December 31,    Exercise
  Price           2004            Life         Price         2004           Price
-----------------------------------------------------------------------------------

$0.20 - $0.23   6,051,723       6.93 years     $0.21      5,189,698         $0.21
$0.30 - $0.50   5,106,000       3.90 years     $0.49      4,618,500         $0.46
$0.60 - $0.90     332,000       1.94 years     $0.84        332,000         $0.84
    $1.00         120,000       5.09 years     $1.00        120,000         $1.00
    $1.50         330,000       0.26 years     $1.50        309,000         $1.50
-----------------------------------------------------------------------------------
               11,939,723                                10,569,198
===================================================================================

From time to time, the Company has provided incentives in the form of share purchase options to the Company's directors, officers, employees and others. The Company has reserved 13,969,470 [2003 - 10,487,348] (15%) of its common shares for issuance upon the exercise of stock options of which at December 31, 2004, 2,029,747 [2003 - 471,360] are available to be granted. The exercise price and the vesting terms of the options are determined by the Compensation Committee. The exercise price will generally be at least equal to the market price of the common shares at the date of the grant and the term may not exceed five years from the date of the grant.

Subsequent to December 31, 2004, all of the 330,000 stock options with exercise price of $1.50 expired unexercised.

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2004                                    (express in U.S. dollars)


11. SHARE CAPITAL (cont'd.)

Stock option transactions for the respective periods and the number of stock options outstanding are summarized as follows:

                                        No. of Common            Weighted Average
                                        Shares Issuable            Exercise Price
----------------------------------------------------------------------------------
                                              #                            $
Balance, December 31, 2001                 5,001,963                      1.15
Options granted                            4,638,298                      0.44
Options forfeited or expired              (1,598,725)                     0.96
Options exercised                         (2,213,699)                     0.38
----------------------------------------------------------------------------------
Balance, December 31, 2002                 5,827,837                      0.63
Options granted                            7,603,409                      0.24
Options forfeited or expired              (1,299,017)                     0.32
Options exercised                         (2,116,241)                     0.52
----------------------------------------------------------------------------------
Balance, December 31, 2003                10,015,988                      0.41
Options granted                            3,393,769                      0.36
Options forfeited or expired                (900,750)                     0.70
Options exercised                           (569,284)                     0.32
----------------------------------------------------------------------------------
Balance, December 31, 2004                11,939,723                      0.38
==================================================================================

During 2004, the Company extended the expiry date of 6,606,617 options issued to officers from the original expiry date for a period of five years.

During 2003, the Company repriced 500,000 options issued to a director (or company controlled by a director) from the original exercise price of $0.50 to a new exercise price of $0.30. During 2002, the Company repriced 1,800,000 options issued to directors from the original exercise price of $1.50 to a new exercise price of $0.50.

Included in the options granted in 2004, were 350,000 [2003 - 817,300] options to non-employees for services rendered recorded at a fair value of $73,750 [2003 - $145,711].

Subsequent to year end, 211,877 options with a weighted average exercise price of $0.27 were exercised.

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2004                                    (express in U.S. dollars)


11. SHARE CAPITAL (cont'd.)

The weighted-average fair value of options granted in 2004 where the stock price is equal to the exercise price of the options, greater than the exercise price of the options and less than the exercise of the options was $nil (as there were no stock options granted in 2004 where stock price is equal to the exercise price of the options), $0.40, and $0.41 respectively [2003 - $0.20, $0.38, and $0.21; 2002 - $0.37, $0.41, and $0.32].

The fair value of stock options, SA Rights and warrants granted in 2004 is estimated at the measurement date using the Black Scholes option pricing model with the following weighted average assumptions: Risk free interest rate of 4.3%; dividend yields of 0%; volatility factors of the expected market price of the Company's common stock of 92.7%; and weighted average expected life of the option of 7.9 years.

Pro forma information regarding net income and earnings per share was previously required by CICA 3870, for all periods presented where the fair value method was not chosen, as if the Company has accounted for stock options, SA Rights and warrants granted to employees under the fair value method [see note 3(a)]. The fair value for these options, SA Rights and warrants is estimated at the measurement date using the Black Scholes option pricing model with the following assumptions for 2003 and 2002, respectively:
Risk free interest rate of 4.5% for both years; dividend yields of 0% for both years; volatility factors of the expected market price of the Company's common stock of 116% and 113%, and weighted average expected lives of the options of
2.7 years and 4.3 years.

Supplemental disclosure of pro forma loss and loss per share is as follows:

                                                          2003          2002
                                                            $             $
--------------------------------------------------------------------------------
Loss for the period as stated                         (4,984,681)   (5,261,607)
Less stock-based compensation                            676,354       121,248
--------------------------------------------------------------------------------
Pro forma loss                                        (5,661,035)   (5,382,855)
================================================================================
--------------------------------------------------------------------------------
Basic and diluted loss per share as stated                (0.09)        (0.12)
Proforma basic and diluted loss per share                 (0.10)        (0.12)
================================================================================

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2004                                    (express in U.S. dollars)


11. SHARE CAPITAL (cont'd.)

[f] Common share purchase warrants

During 2003, the Company repriced 200,000 warrants from the original exercise price of $0.40 to a new exercise price of $0.15 and compensation expense of $16,000 was recorded.

At December 31, 2004 the common share purchase warrants outstanding were as follows:

                  No. of Common      Exercise
                 Shares Issuable      Price     Expiration Date
-----------------------------------------------------------------------------------

Series F Warrants     933,333         $0.70     March 5, 2005
Series M Warrants     102,544         $1.50     January 20, 2005 - May 09, 2005
Series O Warrants     300,000         $0.35     June 10, 2005
Series P Warrants   4,477,147   $0.33 to 0.40   July 29, 2005 - December 23, 2006
Series Q Warrants  11,492,088   $0.20 to $0.75  August 31, 2005 - August 31, 2008
Series R Warrants   2,500,000         $0.20     August 31, 2008
Series S Warrants   4,910,239   $0.47 to $0.69  August 10, 2006 to December 23, 2007
Series T Warrants     312,500         $0.49     November 3, 2007
====================================================================================

As at December 31, 2004, all warrants are vested.

(1) 933,333 of the Series F warrants were issued as part of a private placement. These warrants vested upon successful completion of the private placement and expired unexercised subsequent to year end.

(2) The Series M warrants were issued as part of a private placement for cash and services. These warrants vested upon successful completion of the private placement and as services were performed. 50,353 Series M warrants expired and were cancelled during the year.

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2004                                    (express in U.S. dollars)


11. SHARE CAPITAL (cont'd.)

(3) The Series N-b warrants expired and were cancelled during the year.
(4) The Series O warrants were issued as a part of a loan agreement [note 14(f)] during the year ended 2002.
(5) The Series P warrants were issued as part of a private placement and for services of non-employees. These warrants vested upon successful completion of the private placement and as services were performed
    respectively.   During the year ended December 31, 2004, pursuant to
    various private placements agreement, the Company issued 2,700,000 Series P warrants with an exercise price of $0.40 per share, expiring on April 1, 2006.

(6) The Series Q warrants were issued as part of a private placement for cash and services. These warrants vested upon successful completion of the private placement and as services were performed. In 2002, 818,418 Series Q warrants were issued as part of a loan agreement to certain directors of the Company [note 14(e)]. 4,479,559 Series Q warrants were issued during the year at a weighted average exercise price of $0.59 per share, expiring on various dates from January 12, 2006 to May 20, 2007. Also in 2004, 188,333 warrants were exercised at a weighted average price of $0.27 per share.

(7) The Series R warrants were issued as part of a loan agreement. 2,500,000 Series R warrants were issued as part of the loan financings [note 7(b)] at a weighted average exercise price of $0.59 per share.

(8) The Series S warrants were issued during the year as part of a private placement for cash and services. These warrants vested upon successful completion of the private placement and as services were performed. 4,910,239 Series S warrants were issued during the year [note 10].

(9) The Series T warrants were issued as a part of a loan agreement during the year and the warrants vested immediately upon issue.

Compensation expenses recognized for warrants granted during 2004 was $601,250 [2003 - $1,265,474; 2002 - $45,994].

[g] Stock appreciation rights

In 1998, the Company established a stock appreciation rights plan whereby the participants will be entitled to require the Company to redeem the stock appreciation rights ("SA Rights") for an amount equal to the excess of the market value of the underlying common shares over the initial value of the SA Right at the date of grant.

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2004                                    (express in U.S. dollars)


11. SHARE CAPITAL (cont'd.)

The SA Rights vest as the Company achieves stock value target as defined in the agreement: the remaining 1/3 of the SA Rights issued may be redeemed upon the Company achieving a capitalized stock value of $100 million.

The Company also has the right to redeem the SA Rights at its option under certain circumstances. The Company has the sole exclusive election to redeem the SA Rights in cash, shares or in a combination of cash and shares. The number of SA Rights that can be granted under the plan until December 31, 2008 cannot exceed 2,500,000.

At December 31, 2004, 300,000 [December 2003 - 1,468,335] SA Rights were outstanding and 200,000 [December 2003 - 1,106,668] were vested.

SA Rights transactions and the number of SA Rights outstanding is summarized as follows:

                                                                     No. of
                                                               SA Rights Issued
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Balance, December 31, 2002                                         1,471,668
SA Rights forfeited                                                   (3,333)
--------------------------------------------------------------------------------
Balance, December 31, 2003                                         1,468,335
SA Rights redeemed                                                  (766,668)
SA Rights forfeited                                                 (401,667)
--------------------------------------------------------------------------------
Balance, December 31, 2004                                           300,000
================================================================================

At December 31, 2004, the following SA Rights, all of which were issued to employees, were outstanding:

         SA Rights          SA Rights          Initial          Expiration
         Outstanding         Vested             Value              Date
-------------------------------------------------------------------------------
          300,000            200,000            $0.40        December 31, 2008
===============================================================================

In 2004, the Company received redemption notices for 766,668 SA Rights for $114,433 of which $38,944 was paid in cash and $75,489 was paid in shares.

The Company has an arrangement with a former director of the Company for 300,000 outstanding SA Rights of which 200,000 SA Rights have been vested with an initial value of $0.40 extending the expiration date to December 31, 2008.

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2004                                    (express in U.S. dollars)


11. SHARE CAPITAL (cont'd.)

[h] Contributed surplus

Contributed surplus includes the fair value of stock options and warrants issued to non-employees for services rendered, the fair value of warrants issued under short-term loan agreements [note 7], the fair value of warrants related to convertible debentures [note 9], and the fair value of warrants related to long-term debt [note 10], and the fair value of equity awards granted to employees [note 11(i)].

[i] Stock based compensation

The Company has recorded stock based compensation as follows:

                                           2004          2003        2002
                                            $             $            $
-----------------------------------------------------------------------------
Balance sheet items
Property, plant and equipment            350,812      1,004,564     105,455
Share issue costs                        280,785        947,202          --
Other                                     17,893         51,000      11,989
-----------------------------------------------------------------------------
                                         649,490      2,002,766     117,444
-----------------------------------------------------------------------------
Income statement items
Professional fees                        235,845        655,416     546,286
General and administrative
  salaries and benefits                3,707,356      1,712,658     730,245
Marketing                                     --         51,628      42,385
Research & development                   787,403             --       4,626
Interest expense and other                97,200          8,155       2,468
-----------------------------------------------------------------------------
                                       4,827,804      2,427,857   1,326,010
-----------------------------------------------------------------------------
Total stock based compensation         5,477,294      4,430,623   1,443,454
=============================================================================

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2004                                    (express in U.S. dollars)


11. SHARE CAPITAL (cont'd.)

[j] Basic and diluted loss per common share

                                        2004           2003          2002
------------------------------------------------------------------------------
Numerator
Loss from continuing operations     $(9,916,215)   $(4,921,650)   $(4,366,454)
Loss from discontinued operations            --        (63,031)      (895,153)
------------------------------------------------------------------------------
Net loss                            $(9,916,215)   $(4,984,681)   $(5,261,607)
------------------------------------------------------------------------------

Denominator
Weighted average number of
  common shares outstanding          81,760,633     57,398,824     45,886,312
Escrowed shares                        (781,334)      (781,334)      (781,334)
------------------------------------------------------------------------------
                                     80,979,299     56,617,490     45,104,978
------------------------------------------------------------------------------

Basic and diluted loss per common share
Continuing operations                    $(0.12)       $(0.09)         $(0.10)
Discontinued operations                      --         (0.00)          (0.02)
------------------------------------------------------------------------------
Loss per share                           $(0.12)       $(0.09)         $(0.12)
==============================================================================

12. DYNAPOWER MANAGEMENT BUYOUT

In April 2002, the Company sold all tangible assets in its metal cleaning subsidiary, DynaPower, Inc. to the management of DynaPower for nominal consideration of $1 plus future royalties. The Company retains ownership of the intellectual property related to the DynaPower metal cleaning technology and has licensed the intellectual property to DynaPower for a period of seven years from the closing of the sales agreement. The royalties over the seven year period are based on an increasing percentage of the cumulative revenues generated by DynaPower on sales of DynaPower systems. The intellectual property will transfer from the Company to DynaPower on the expiration of the royalty period at March 31, 2009 only if a cumulative sales threshold is reached. In 2002, the Company recorded write-downs of patents related to DynaPower for $118,732 [note 6].

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2004                                    (express in U.S. dollars)


13. COMMITMENTS AND CONTINGENCIES

Commitments

The Company has the following future minimum lease commitments for premises and equipment:


                                                                      $
--------------------------------------------------------------------------
2005                                                               125,000
2006                                                               134,000
2007                                                               147,000
2008                                                               142,000
2009                                                                45,000
--------------------------------------------------------------------------
                                                                   593,000
--------------------------------------------------------------------------

In connection with the Company's West Lorne project [see note 5] the Company is committed to outstanding construction commitments of approximately $6.4 million, of which a vender has committed to provide a $3.0 million (C$3.64 million) 7-year lease financing on equipment purchases.

Pursuant to employment agreements with certain officers of the Company, which expire on July 31 and December 31, 2009, the Company is obligated to paid the full term of contract in the event of the officers' early termination. As at December 31, 2004 the compensation obligation payable over the next four years amounts to $3,183,445.

Pursuant to employment agreements with certain officers of the Company, the Company is obligated to allot and issue 335,000 fully-paid shares and a cash bonus of $16,600 once the Company's first commercial plant is successfully commissioned.

Contingencies

In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the extent of potential costs and losses, if any, management believes that the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2004                                    (express in U.S. dollars)


14. RELATED PARTY TRANSACTIONS

The transactions with related parties are in the normal course of operations and are recorded at amounts established and agreed between the related parties. In addition to the transactions described in notes 7 and 11, the Company had the following transactions with related parties:

[a] Consulting fees and salaries of $3,053,332 for the year ended December 31, 2004 [years 2003 - $1,591,097; 2002 - $639,910] have been paid to
    Directors (or companies controlled by Directors) of the Company. Included in the amount above, is $2,288,556 [2003 - $1,233,418; 2002 - $447,789]
    paid by stock based compensation [note 11(b)(i)].

[b] Consulting fees and share issue costs of $574,326 for the year ended
    December 31, 2004 [years 2003 - $1,002,085; 2002 - $nil] have been paid to a shareholder of the Company. Included in the amount above, is $513,958 [2003 - $1,002,085; 2002 - $nil] paid by stock based compensation [note 11(b)(i)].

[c] As at December 31, 2004, $136,370 [2003 - $32,673; 2002 - $nil] was
    advanced to a Director of the Company in connection with the formation of a joint venture for the development of the Company's BioOil technology and related products. The joint venture had not been formalized and the advance was written-off on December 31, 2004.

[d] In 2002, the Company entered into loan agreements with certain directors totaling $182,254. The loans comprised $118,839, which was used to settle amounts owing to certain directors and $63,415 which was received in cash. The loans and accrued interest were converted in May 2003 into the Company's common shares at 75% of the 10-day average of the Company's market share price prior to conversion. A total of 818,418 warrants were also granted to the lenders in connection with the loans [note 11(f)(6)]. The warrants have exercise prices ranging from $0.20 to $0.44, expire from May 6, 2006 to December 23, 2006, and are outstanding at December 31, 2004. For the portion of the loans received in cash, interest was charged at a rate of 1% per month and was included in the converted amount. The remaining debt was non-interest bearing.

    The carrying value of the loans was accreted up to its fair value over the term to the date of conversion. For the year ended December 31, 2003, $115,633 of accretion interest has been charged to the Consolidated Statement of Loss.

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2004                                    (express in U.S. dollars)


14. RELATED PARTY TRANSACTIONS (cont'd.)

 [e] During 2002, the Company entered into a loan agreement with related parties for $200,000 cash, which was converted in 2002 into the Company's common shares at 75% of the 10 day average of the Company's market share price prior to conversion. A total of 300,000 warrants were granted to the lenders in connection with the loans. The warrants have an exercise price of $0.35 per common share and expire on June 10, 2005. Interest was charged at a rate of 1% per month and was payable up to conversion. The warrants are outstanding at December 31, 2004.

[f] On June 3, 2003 the Company entered into a loan agreement with an officer of the Company for $50,000. The loan bore interest at 2% per month and had a 12-month term. The loan agreement also calls for the Company to issue 500,000 warrants exercisable at $0.20 each for a period of five years as part of the loan financings. In December 2003, the Company repaid the loan and the lenders released the Company from the general security agreement.


15. LOSSES AND UNUSED DEDUCTIONS CARRIED FORWARD FOR INCOME TAX PURPOSES

As at December 31, 2004, the Company has loss carryforwards of approximately $31,266,000 to apply against future taxable income in Canada ($28,154,000) and the United Kingdom ($3,112,000) and $1,046,000 and $481,000 of federal and provincial investment tax credits respectively available for future use in Canada. The United Kingdom loss carryforwards can be carried forward indefinitely. The Canadian losses and investment tax credits expire as follows:


                   Federal Investment     Provincial Investment            Loss
                      Tax Credits            Tax Credits              Carryforwards
                          $                       $                          $
-----------------------------------------------------------------------------------
2005                        --                      --                   2,799,000
2006                    12,000                      --                   2,643,000
2007                   111,000                      --                   4,593,000
2008                    24,000                      --                   5,214,000
2009                    47,000                   7,000                   3,847,000
2010                   162,000                  91,000                   2,610,000
2011                   190,000                 106,000                          --
2012                    53,000                  29,000                          --
2013                   166,000                  92,000                          --
2014                   281,000                 156,000                   6,448,000
-----------------------------------------------------------------------------------
                     1,046,000                 481,000                  28,154,000
===================================================================================

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2004                                    (express in U.S. dollars)


15. LOSSES AND UNUSED DEDUCTIONS CARRIED FORWARD FOR INCOME TAX PURPOSES
    (cont'd.)

In addition, the Company has scientific research and experimental development expenditures of approximately $5,944,000 that can be carried forward indefinitely to apply against future taxable income in Canada.

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has recognized a valuation allowance for those future tax assets for which it is more likely than not that realization will not occur. Significant components of the Company's future tax assets as of December 31, 2004 and December 31, 2003 are as follows:

                                                        2004         2003
                                                          $            $
-----------------------------------------------------------------------------
Loss carryforwards                                   10,965,000    8,164,000
Research and development deductions and credits       3,102,000    2,588,000
Property, plant and equipment                         1,056,000      208,000
Financing costs                                         514,000      380,000
-----------------------------------------------------------------------------
Total future tax assets                              15,637,000   11,340,000
Valuation allowance                                 (15,637,000) (11,340,000)
-----------------------------------------------------------------------------
Net future tax assets                                        --           --
-----------------------------------------------------------------------------

The potential income tax benefits relating to these future tax assets have not been recognized in the consolidated financial statements as their realization did not meet the requirements of "more likely than not" under the liability method of tax allocation. Accordingly, no future tax assets have been recognized as at December 31, 2004 and 2003 and no income tax provision or benefit has been provided for any of the periods presented. Had a tax benefit been provided, the Company's expected effective tax rate for the reversal of the tax benefit would be 35.62%, 35.62% and 37.62% in 2004, 2003 and 2002, respectively.

The Company's future tax assets include approximately $261,000 [2003 - $136,000] related to deductions for share issuance costs, in excess of amounts deducted for financial reporting purposes. If and when the valuation allowance related to these amounts is reversed, the Company will recognize this benefit as an adjustment to share capital as opposed to income tax expense in the Consolidated Statement of Loss.

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2004                                    (express in U.S. dollars)

16. SUPPLEMENTAL CASH FLOW INFORMATION

                                           2004          2003        2002
Net change in non-cash working capital       $             $           $
------------------------------------------------------------------------------
Accounts receivable                       (90,890)      (38,399)      8,737
Inventory                                      --            --      10,043
Prepaid expenses and deposits             (96,852)       10,566     136,434
Deferred revenue                               --            --     (51,981)
Accounts payable and
  accrued liabilities                   2,274,898       227,628     508,142
------------------------------------------------------------------------------
                                        2,087,156       199,795     611,375
==============================================================================

Interest paid
Short-term interest paid                   26,000        63,522     48,661
==============================================================================

For stock based non-cash investing and financing activities, see note 11 (i). Also excluded from investing activities were $2,941,567 of additions to property, plant and equipment which were accrued in accounts payable and accrued liabilities and will be financed through capital leases.


17. GOVERNMENT ASSISTANCE

Government assistance received during the year ended December 31, 2004 in the amount of $3,611,412 [2003 - $915,237; 2002 - $467,832] has been recorded as a reduction of expenditures.

Government assistance applied to:          2004          2003        2002
                                             $             $           $
------------------------------------------------------------------------------
Property, plant and equipment and other  2,829,117       422,176     127,144
Research and development                   765,106       456,438     288,445
Other expenses                              17,189        36,623      52,243
------------------------------------------------------------------------------
Total                                    3,611,412       915,237     467,832
==============================================================================

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2004                                    (express in U.S. dollars)


17. GOVERNMENT ASSISTANCE (cont'd.)

[a] Technology Partnerships Canada

During 1997, the Company entered into a contribution agreement with Industry Canada-Technology Partnerships Canada (TPC) whereby the Company is entitled to receive a maximum of approximately $6.8 million (Cdn$ 8.2 million) or 37% of eligible expenditures, as defined in the agreement. The Company has received extensions to the original contribution agreement with TPC to March 31, 2006 while retaining the original cumulative maximum assistance level of $6.8 million. The agreement, as amended, specifies that in the event commercial viability is achieved, then the assistance is repayable, commencing January 1, 2005 based on royalties from sales of specified products resulting from the project to a maximum of $13.2 million (Cdn$ 16 million) or until the expiration of contract on December 31, 2014. The Company has received $4.8 million (Cdn $5.7 million) under these agreements to date. In 2004, the Company received approximately $800,000, of which, $10,740 was deducted from patents and the remainder was used to reduce expenditures made during the current year. As at December 31, 2004, $236,548 [2003 - $695,437] is included in government grants receivable. In early 2002, subsequent to the original amendment, the Company recovered $269,792 relating to eligible expenditures made in 2001.

[b] Sustainable Development Technology Canada

On March 5, 2004 the Company signed a Contribution Agreement with Sustainable Development Technology Canada ("SDTC") whereby SDTC will contribute $4.2 million (Cdn$5 million) to the capital cost of the Company's Erie Flooring 100 tonne per day BioOil co-generation project development. This amount will be a grant and will be accounted for as a reduction in the capital cost of the project. During 2004, the Company received payment of $2.8 million (Cdn$ 3.7 million) from SDTC.

[c] Other contribution agreements

The Company had contribution agreements with other Canadian governmental agencies for a maximum contribution of $196,178 over the 2002 - 2004 period. In the year ended December 31, 2004, the Company received $24,203 [2003 - $73,709; 2002 - $98,266] under these agreements. Of these amounts, $nil is included in government grants receivable as at December 31, 2004 [2003 - $37,339; 2002 - $20,571].

In the year ended December 31, 2004, $24,203 [2003 - $73,709; 2002 - $98,266]
has been used to reduce expenditures made in the current year. A portion of these funds, to a maximum of $41,501, are repayable under certain defined terms of non-performance.

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2004                                    (express in U.S. dollars)


18. SEGMENTED INFORMATION

In 2004 the Company has one reportable segment, BioOil Power Generation. The BioOil Power Generation segment relates to the biomass-to-energy technology. Substantially all of the Company's operations and assets are in Canada and are solely focused on the development and commercialization of its BioTherm technology. BioOil Power Generation is biomass-to-energy technology that converts low value forest waste and agricultural by-products into BioOil for use in power generation or other industrial energy purposes.

In prior years, the Company also had two other reportable segments: DynaPower and Actuator. In 2002, the Company sold the operating assets of DynaPower to the management of DynaPower and entered into a licensing arrangement for the DynaPower intellectual property retained by the Company [note 12]. The licensing agreement under the Actuator segment expired in 2002 and has not been renewed.

Corporate includes other corporate related amounts that are not a separately reportable segment.

                                              2004            2003          2002
                                                $               $             $
-----------------------------------------------------------------------------------
Revenue
Actuator                                           --              --        47,419
DynaPower                                          --              --        18,480
BioOil Power Generation                            --              --         2,580
Corporate                                          --              --            90
-----------------------------------------------------------------------------------
                                                   --              --        68,569
-----------------------------------------------------------------------------------
Loss for the period from
  continuing operations
Actuator                                           --              --       47,419
DynaPower                                          --              --     (105,074)
BioOil Power Generation                    (9,916,215)     (4,921,650)    (856,475)
Corporate                                          --              --   (3,452,324)
-----------------------------------------------------------------------------------
                                           (9,916,215)     (4,921,650)  (4,366,454)
-----------------------------------------------------------------------------------
Capital expenditures, including patents
  (net of government grants and disposal)
DynaPower                                          --              --           --
BioOil Power Generation                     8,982,857       1,497,398      182,637
Corporate                                     123,593           4,702          836
-----------------------------------------------------------------------------------
                                            9,106,450       1,502,100      183,473
-----------------------------------------------------------------------------------
Amortization and depreciation
Actuator                                           --              --           --
DynaPower                                          --              --           --
BioOil Power Generation                        55,317          90,373      197,005
Corporate                                      75,595          35,207      116,469
-----------------------------------------------------------------------------------
                                              130,912         125,580      313,474
-----------------------------------------------------------------------------------
Total assets
BioOil Power Generation                    12,472,935       3,211,780
Corporate                                     725,763         547,825
---------------------------------------------------------------------
                                           13,198,698       3,759,605
---------------------------------------------------------------------

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2004                                    (express in U.S. dollars)


18. SEGMENTED INFORMATION (cont'd.)

                                              2004            2003          2002
                                                $               $             $
-----------------------------------------------------------------------------------
Geographic information
Revenue
United States                                    --              --         47,419
Canada                                           --              --         21,060
Other                                            --              --             90
-----------------------------------------------------------------------------------
                                                 --              --         68,569
-----------------------------------------------------------------------------------
Property, plant and equipment
United States                                   540             685
Canada                                   12,143,732       2,270,176
United Kingdom                                9,880          22,561
--------------------------------------------------------------------
                                         12,154,152       2,293,422
===================================================================

For the year ended December 31, 2004 and 2003 the Company recorded no revenue. For the year ended December 31, 2002, 69% and 10% of sales were from two customers. As at December 31, 2004, there were no accounts receivable balances relating to these customers [2003 - $nil].

19. PROJECT ADVANCE

In June 2003 the Company received $166,003, translated at the rate on the balance sheet date, (C$200,000) from Ontario Power Generation Inc. ("OPG") as an initial investment in a proposed Ontario based 100 TPD BioOil co-generation project (the "Project"). The funds were used for pre-development work related to the Project and are to be converted into a Project ownership interest or Company equity upon the decision of whether or not to proceed with the Project. The Project is now proceeding at the site of Erie Flooring in West Lorne Ontario, but the Company has agreed with OPG that they may extend the time until March 31, 2005 to decide whether to convert the Project Advance into either a Project ownership interest or into Company equity based on then current market value [note 21(b)].

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2004                                    (express in U.S. dollars)


20.  RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares the consolidated financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which conform in all material respects to those in the United States ("U.S. GAAP"), except as follows:

[i] Under U.S. GAAP, the excess, if any, between the fair value of the shares in escrow and the carrying value, will be recorded as compensation expense upon release from escrow. Under Canadian GAAP, shares released from escrow do not give rise to compensation expense.

[ii] Under U.S. GAAP, patent costs are amortized over the life of the patent commencing with the date the patent is granted. Under Canadian GAAP, patent costs are amortized over the life of the patent commencing with commercial production.

[iii] Under Canadian GAAP, prior to the accounting change in 2004 the Company accounted for all stock-based compensation issued on or after January 1, 2002 to non-employees using the fair value based method and recognized no compensation expense for stock-based awards to employees. The effect of retroactively applying, without restatement, the fair value based method of stock-based compensation to options granted to employees rather than the previously noted intrinsic method was to increase the deficit as at January 1, 2004 by $797,602 with the corresponding increase to contributed surplus.

      Effective January 1, 2004, the Company adopted the Canadian GAAP fair-value-based method for all stock-based awards granted on or after January 1, 2004 and retroactively applied this method without restatement. For US GAAP purposes, the Company continues to follow SFAS No. 123.("SFAS 123") "Accounting for Stock Based Compensation" in accounting for options granted to non-employees and Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) and related interpretations, in accounting for stock options granted to officers, directors, and employees. Compensation expense is calculated based on the difference, on the measurement date, between the fair market value of the Company's stock and the exercise price and is recorded over the vesting period of the options. During 2004, 315,813 [2003 - 1,595,456; 2002 - nil] fixed employee stock options granted with exercise prices less than the market price of the underlying stock on the date of the grant. For U.S. GAAP purposes, the stock appreciation rights ("SA Rights") and performance-based stock options are accounted for as a variable compensation plan under APB 25. Compensation relating to variable plans is recorded in the reconciliation when it becomes probable that the award will be earned.

      Prior to January 1, 2002, the Company did not record stock-based compensation for Canadian GAAP purposes and as such there was a

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2004                                    (express in U.S. dollars)


20.   RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.)

      difference between Canadian and U.S. GAAP. For the years ended December 31, 2003 and 2002, the Company adopted the guidance under CICA Handbook
      Section 3870 [note 3] which required that all stock-based awards made to non-employees and direct awards of stock, stock appreciation rights and awards that call for settlement in cash or ther assets that are outstanding or granted for fiscal years beginning on or after January 1, 2002 are to be measured and recognized using a fair value based method. For stock based awards granted to employees, the Company had previously elected to use the intrinsic method as permitted under Canadian GAAP, which is consistent with U.S. GAAP.

[iv] For U.S. GAAP purposes, the Company presents the disclosure requirements of Financial Accounting Standard No. 130 ("SFAS 130") in these consolidated financial statements. SFAS 130 requires the presentation of comprehensive income and its components. Comprehensive income includes all changes in equity during a period except shareholder transactions. Other accumulated comprehensive income comprises only the cumulative translation adjustment.

      On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued ("SFAS") No. 123 (revised 2004), "Share-Based Payment." SFAS No. 123(R) requires the Company to measure all employee stock-based compensation awards using a fair value method and record such expense in its consolidated financial statements. In addition, SFAS No. 123(R) requires additional accounting related to the income tax effects and additional disclosure regarding the cash flow effects resulting from share-based payment arrangements. For public entities that do not file as a small business issuer, SFAS No. 123(R) is effective for annual reporting periods of the registrant's first fiscal year beginning on or after December 15, 2005.

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2004                                    (express in U.S. dollars)


20.   RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.)

If US GAAP were followed, the significant variations on the consolidated statements of loss and comprehensive loss would be as summarized in the table below.



                                              2004            2003          2002
                                                $               $             $
-----------------------------------------------------------------------------------

Loss for the year, Canadian GAAP            9,916,215       4,984,681     5,261,607
Adjustment for stock based compensation    (1,511,031)             --            --
Adjust for patent write-down                       --              --         2,862
-----------------------------------------------------------------------------------
Loss for the year, U.S. GAAP                8,405,184       4,984,681     5,264,469
-----------------------------------------------------------------------------------

Unrealized (gain)/losses on foreign currency
  Translation                                 (35,733)        146,363        24,321
-----------------------------------------------------------------------------------
Comprehensive loss for the year, U.S. GAAP  8,369,451       5,131,044     5,288,790
-----------------------------------------------------------------------------------

Weighted average number of common shares
  Outstanding                              80,979,299      56,617,490    45,104,978
-----------------------------------------------------------------------------------
Basic and diluted loss per common share,
  U.S. GAAP                                    (0.10)           (0.09)       (0.12)
===================================================================================

The consolidated assets and liabilities under accounting principles generally accepted in Canada are the same as the consolidated assets and liabilities under the accounting principles generally accepted in the United States..

DynaMotive Energy Systems Corporation

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

December 31, 2004                                    (express in U.S. dollars)


21. SUBSEQUENT EVENTS

[a] As described in note 11(c), during the first 3 months of 2005, the Company issued 9,453,721 common shares for total proceeds of $3,734,881, inclusive of $1,636,408 received as at December 31, 2004 relating to a private placement commencing during second quarter of 2004.

[b] The Company received notice from Ontario Power Generation Inc. that it wishes to convert its project advance of $166,003 (C$200,000) into common shares of the Company (see also note 19).


22. COMPARATIVE FIGURES

Certain comparative figures have been reclassified in order to conform with the presentation adopted in the current year.

OFFICERS AND DIRECTORS
As of May 2005

Officers of the Company

Richard Chen-Hsing Lin
Chairman and
President-Operations,China
Vancouver BC Canada

Robert Andrew Kingston
President and
Chief Executive Officer
Vancouver BC Canada

Brian Richardson
Chief Financial Officer
Vancouver BC Canada

Jan Barynin
Vice President, Engineering
Vancouver BC Canada

Laura Santos
Corporate Secretary
Vancouver BC Canada

Jeffrey Lin
Vice President, Business Development
- China and Japan
Vancouver BC Canada

Board of Directors

Committee membership indicated by numbers following names

Richard Chen-Hsing Lin (2)(3)
Chairman and
President-Operations,China
Vancouver BC Canada

Robert Andrew Kingston (3)
President and
Chief Executive Officer
Vancouver BC Canada


Directors at Large

Chih-Lin Chu
President
China Development & Investment Holding Limited
Hong Kong China

Shing-Cheng Hong (1)
Chairman
Giga Venture Partners & Co.
Taipei Taiwan

Desmond Radlein, Ph.D. (1) (2) (3)
President & CEO
Resources Transforms International, Ltd.
Waterloo ON Canada

Curtin Winsor, Jr., Ph.D. (1) (2)
Chairman
American Chemical Services Company
McLean VA USA

All directors are elected annually at the Company's Annual Meeting of Stockholders.

Committees of the Board of Directors
1. Audit Committee
2. Compensation Committee
3. Executive Committee

CORPORATE INFORMATION
(as of May 2005)

CORPORATE OFFICES

Corporate Headquarters
230-1700 West 75th Avenue
Vancouver BC Canada
V6P 6G2
604-267-6000 Telephone
604-267-6005 Facsimile

TRANSFER AGENTS AND REGISTRARS

Computershare Trust Company
Stock Transfer Services
Vancouver BC Canada V6C 3B9
(604) 661 0246 Telephone
(604) 683-3694 Facsimile

Computershare Trust Company
Golden, CO
USA 80401
(303) 262 0600 Telephone
(303) 262 0700 Facsimile

BANKERS

Canadian Imperial Bank of Commerce
6011 No. 3 Road
Richmond BC Vancouver
V6Y 2B2
Tel: 604-665-6128 Telephone
Fax: 604-278-7631 Facsimile


INDEPENDENT AUDITORS

BDO Dunwoody LLP
Vancouver BC Canada

Investor Relations

To obtain additional information about the Company or to be placed on the Company's list for future news release and financial reports, contacts:

DynaMotive Energy Systems Corporation
Investors Relations
230-1700 West 75th Avenue
Vancouver BC Canada V6P 6G2
(604) 267 6000 Telephone
(877) 863 2268 Toll Free
(604) 267 6005 facsimile
info@dynamotive.com email
www.dynamotive.com website





STOCK LISTING

The Company's common shares are currently listed on the OTCBB under the trading symbol DYMTF

ANNUAL MEETING

The 10th Annual General Meeting will be held on Monday, June 27, 2005 at
2:00 p.m.

Lang Michener
Board Room
1055 West Georgia Street
Vancouver BC V6E 4N7